SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated May 5, 2006
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes         No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes         No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes         No X

Enclosure: Press release – ANGLOGOLD ASHANTI REPORT FOR THE QUARTER ENDED
31
MARCH 2006 PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL
ACCOUNTING STANDARDS

Quarter 1 2006
Report
for the quarter ended 31 March 2006
Group results for the quarter…
·  Adjusted headline earnings up 110% to $86m.
·  Price received up 14% or $69/oz to $545/oz.
·  Gold production down 10% to 1.34Moz, due to lower grades and fewer production shifts in South Africa, both of which were anticipated.
·  Total cash costs up 11% to $308/oz, as a result of strong local operating currencies and lower gold produced but some 4% below the company’s mid-quarter guidance.
Quarter
Year
Quarter
Year
ended
Mar
2006
ended
Dec
2005
ended
Mar
2005
ended
Dec
2005
ended
Mar
2006
ended
Dec
2005
ended
Mar
2005
ended
Dec
2005
SA rand / Metric
US dollar / Imperial
Operating review
Gold
Produced
- kg / oz (000)
41,667
46,460     48,808   191,783
1,340
1,494 1,569 6,166
Price received
1
- R/kg / $/oz
107,903
99,780     82,152     89,819
545
476 424 439
Total cash costs - R/kg / $/oz
60,815
58,367     54,778     57,465
308
278 284 281
Total production costs - R/kg / $/oz
82,079
82,873     70,639     76,495
416
395
366          374
Financial review
Gross (loss) profit - R / $ million
(318)
(340)
255       1,088
(61)
(57)          57           183
Gross profit adjusted
for the effect of unrealised non-
hedge derivatives
2
- R / $ million
1,248
870           676
2,988
202
134 112 469
(Loss) profit attributable to equity
shareholders
- R / $ million
(1,074)
(1,463)
50     (1,262)
(185)
(227)          22
(183)
Headline (loss) earnings³ - R / $ million
(1,067)
(1,097)
103        (723)
(184)
(171)           31          (98)
Headline earnings before unrealised
non-hedge derivatives, fair value
gain (loss) on convertible bond
and interest rate swaps
4
- R / $ million
530
250           368
1,265
86
41 61 200
Capital expenditure - R / $ million
961
1,283           864
4,600
156
197 144 722
(Loss) earnings per ordinary share - cents/share
Basic
(405)
(552)
19        (477)
(70)
(86)            8
(69)
Diluted
(405)
(552)
19        (477)
(70)
(86)            8
(69)
Headline³
(403)
(414)
39        (273)
(69)
(65)          12           (37)
Headline earnings before unrealised
non-hedge derivatives, fair value
gain (loss) on convertible bond
and interest rate swaps
4
- cents/share
200
94           139         478
32
15 23 76
Dividends - cents/share 62 232 10 36
Notes:
1.
Price received includes realised non-hedge derivatives.
2.
Refer to note 8 of Notes for the definition.
3.
Refer to note 6 of Notes for the definition.
4.
Refer to note 7 of Notes for the definition.
$ represents US dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.

Operations at a glance
for the quarter ended 31 March 2006
Price received
1
Production
Total cash costs
     Cash gross  profit
(loss)
2
Gross profit (loss)
adjusted for the
effect of
unrealised non-
hedge derivatives
3
$/oz
%
Variance
4
oz (000)
%
Variance
4
$/oz
%
Variance
4
$m
%
Variance
4
$m
%
Variance
4
Great Noligwa
577
18
161
(5)
263
10
49
17
36
44
Mponeng
579
19
137
(4)
261
6
45
41
32
28
TauTona
575
18
110
(14)
294
19
31
7
18
38
Sunrise Dam
598
16
91
(1)
281
22
28
100
22
214
Kopanang
576
18
104
(12)
325
24
26
4
19
6
Obuasi
532
16
99
(1)
349
(2)
18
100
1
120
Morila
5
560
16
54
(7)
262
15
16
14
11
38
Cerro Vanguardia
5
454
5
52
2
186
8
15
7
8
(11)
AngloGold Ashanti Mineração
457
1
49
(26)
188
(1)
14
(7)
11
(8)
Yatela
5
555
14
33
6
222
7
12
50
10
67
Siguiri
5
529
15
57
(8)
379
11
11
38
4
300
Geita
555
10
84
(30)
368
13
10
25
2
(71)
Cripple Creek & Victor
370
(7)
64
(25)
246
3
10
(23)
2
(50)
Sadiola
5
553
14
42
(2)
271
(5)
10
–
9
29
Navachab
553
15
22
–
227
(12)
7
(42)
5
(29)
Iduapriem
5
530
16
43
(2)
362
(9)
7
800
2
140
Serra Grande
5
453
(5)
24
–
187
7
6
(25)
5
(17)
Savuka
572
17
21
(16)
363
22
4
300
4
300
Bibiani
555
18
15
(40)
281
(16)
4
200
2
133
Tau Lekoa
572
17
46
(25)
518
17
1
(67)
(5)
–
Moab Khotsong
583
–
9
–
848
–
(2)
–
(7)
–
Other
21
(19)
20
186
11
1,200
AngloGold Ashanti
545
14
1,340
(10)
308
11
342
28
202
51
1
Price received includes realised non-hedge derivatives.
2
Cash gross profit is gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives plus amortisation of tangible and intangible assets, less non-cash revenues.
3
Refer to note 8 of Notes for the definition.
4
Variance March 2006 quarter on December 2005 quarter – increase (decrease).
5     Attributable.
Rounding of figures may result in computational discrepancies.

Financial and operating review
OVERVIEW FOR THE QUARTER
Strong participation in the gold price rally, with the
price received $69/oz higher than that of the
previous quarter and only 2% lower than the
average spot price, resulted in a much improved
financial performance for the first quarter of 2006,
lifting adjusted headline earnings 110% to $86m.
Operationally, production was lower by 10% to
1.34Moz, with total cash costs of $308/oz, some 4%
below the company’s mid-quarter guidance.
In South Africa, production declined 9%, with
TauTona and Kopanang reporting respective
decreases of 18,000oz and 14,000oz, due to lower
volumes mined. More generally, the region was
affected by the reduced number of production shifts
associated with the normal year-end breaks, in
addition to planned production declines at Tau
Lekoa and Savuka, as these operations are
restructured to improve profitability going forward.
Mponeng had an excellent quarter, with gold
production only slightly down quarter-on-quarter
notwithstanding the December break, and total cash
costs exceptionally well-contained at R51,487/kg
($261/oz).
Additionally, Moab Khotsong entered into
commercial production this quarter, reporting the
low volumes and high total cash costs inherent to
the planned slow build-up in volume mined.
Although Moab’s production is expected to increase
by approximately 80% over the next twelve months,
with costs declining accordingly, total cash costs for
the South African operations as a whole rose to
R61,747/kg ($313/oz) this quarter, in part as a result
of Moab’s commencement.
The other African assets reported mixed operational
results, with stable production and lower cash costs
at Obuasi and Iduapriem in Ghana, as well as
Sadiola in Mali. As reported in the guidance update
earlier in the first quarter, however, Geita was
negatively affected by countrywide drought and
subsequent heavy rains in Tanzania, which resulted
in the operation’s 30% production decline over that
of the prior quarter and 13% increase in total cash
costs to $368/oz.
Regarding the international operations, strong local
currencies continued to put pressure on total cash
costs at the South American operations, with
both Cerro Vanguardia in Argentina and Serra
Grande in Brazil reporting 8% increases, in spite
of steady production.
In Australia, Sunrise Dam also reported stable
production, although total cash costs rose 22%,
returning to normal levels of $281/oz after a
once-off stockpile adjustment substantially
reduced costs in the fourth quarter of last year.
Cripple Creek & Victor, in the US, reported a
25% decline in production as a result of lower-
than-expected grades.
Looking ahead, production for the second
quarter is estimated to be 1.483Moz at an
average total cash cost of $299/oz, assuming
the following exchange rates: R/$6.22,
A$/$0.72, BRL/$2.19 and Argentinean
peso/$3.05. Capital expenditure is estimated at
$230m and will be managed in line with
profitability and cash flow.
In late March, AngloGold Ashanti announced
the launching of an equity offering. This offering
was successfully completed on 20 April 2006
and resulted in the issue of 9,970,732 new
ordinary shares, along with the simultaneous
sale of 19,685,170 AngloGold Ashanti shares
held by Anglo American plc. The combined
offering was priced at $51.25 per ADS and
ZAR315.19 per ordinary share (a 1% discount
to the weighted average traded price of the
securities on the JSE over the 30 days prior to
pricing). Net proceeds of the primary offering
approximated $495m, which will result in a
reduced net debt position of approximately
$1.2bn. The Anglo American plc holding in
AngloGold Ashanti has now reduced to 41.8%.
OPERATING RESULTS FOR THE QUARTER
SOUTH AFRICA
At Great Noligwa, volume mined declined 4%
this quarter in line with a planned reduction
following the December break. Tons milled
consequently declined 5% and production also
decreased 5% to 5,013kg (161,000oz). Total
cash costs increased 3% to R52,022/kg
($263/oz) as a result, although a continued

focus on cost saving interventions helped to partially
offset the effect of lower production. Gross profit
adjusted for the effect of unrealised non-hedge
derivatives increased by 36% to R223m ($36m),
primarily as a result of a higher price received.
The Lost-Time Injury Frequency Rate (LTIFR) was
10.60 lost-time injuries per million hours worked
(9.59 for the previous quarter). Two employees
regrettably lost their lives in rolling rock and fall of
ground accidents, respectively.
At Kopanang, a planned 7% decline in volume
mined, together with a 6% reduction in yield due to
an ore dilution problem that is currently being
addressed, resulted in a 12% production decrease
to 3,220kg (104,000oz). Total cash costs
consequently increased 16% to R64,220/kg
($325/oz). Gross profit adjusted for the effect of
unrealised non-hedge derivatives, at R117m
($19m), was stable quarter-on-quarter, as an
improved price received offset the effects of lower
production and higher total cash costs.
The LTIFR was 15.45 (10.91). The mine achieved
1.5 million fatality-free shifts on 16 March 2006.
Moab Khotsong entered into commercial
production on 1 January 2006 and for the quarter
reported 292kg (9,000oz), with total cash costs of
R167,406/kg ($848/oz). Gross loss adjusted for the
effect of unrealised non-hedge derivatives
amounted to R40m ($7m).
As a new production unit, Moab Khotsong is
currently mining low volumes within the context of a
relatively high fixed cost structure. As previously
reported, production is expected to increase by
approximately 80% in 2007 and total cash costs are
anticipated to decline accordingly.
The LTIFR was 17.61 (10.32). Regrettably, one
employee died in a rock-fall.
At Tau Lekoa, the restructuring plan to return the
operation to profit-generating status highlighted last
quarter is well underway. Accordingly, volume
mined decreased 21% over the quarter in line with
the strategic decision to downscale production,
which declined 24% to 1,438kg (46,000oz). Total
cash costs increased 10% to R102,270/kg
($518/oz). Gross loss adjusted for the effect of
unrealised non-hedge derivatives increased to
R32m ($5m), as a higher price received more than
offset the effect of lower volume mined.
The LTIFR was 19.08 (22.33).
At Mponeng, gold production declined 4% to
4,269kg (137,000oz), driven by a 10% decrease
in stoping volumes following an anticipated slow
start-up after the December break. Despite
lower production, total cash costs, at
R51,487/kg ($261/oz), were on par with those of
the previous quarter due to the continued
implementation of cost-savings initiatives. Gross
profit adjusted for the effect of unrealised non-
hedge derivatives increased 22% to R198m
($32m), as a consequence of a significantly
higher price received.
The LTIFR was 7.53 (13.98). Regrettably, one
employee died in a seismic fall of ground
incident.
Although Savuka entered into orderly closure
mode as indicated at the end of 2005, given the
strength of the current gold price, the operation
returned to double-shift mining over the quarter
with the intention of maintaining production to
December 2006. Production decreased 15%
quarter-on-quarter to 653kg (21,000oz) due to a
20% yield decline, while total cash costs rose
15% to R71,772/kg ($363/oz). Gross profit
adjusted for the effect of unrealised non-hedge
derivatives was R23m ($4m), up from a profit of
R7m ($1m) in the previous quarter, mainly as a
result of the downscaling associated with the
single shift operation, and to an improved price
received.
The LTIFR was 15.32 (18.28).
At TauTona, volume mined declined 11% after
seismicity concerns led to decreases in face
advance and panels mined. Consequently,
production fell by 14% to 3,413kg (110,000oz)
and total cash costs increased 11% to
R57,978/kg ($294/oz), although an improved
cost-saving performance helped to partially
offset the effect of lower production. Gross
profit adjusted for the effect of unrealised non-
hedge derivatives nevertheless improved 29%
to R110m ($18m), due to an improved price
received.
The LTIFR was 14.99 (11.60). Regrettably, five
employees were killed in two separate seismic
fall-of-ground incidents.

ARGENTINA
At Cerro Vanguardia (92.5% attributable), gold
production increased 2% to 52,000oz, primarily as a
consequence of higher feed grade this quarter. Total
cash costs rose 8% to $186/oz, mainly due to higher
inflation and higher royalties. Gross profit adjusted
for the effect of unrealised non-hedge derivatives, at
$8m, was 11% lower than that of the previous
quarter, principally as a consequence of higher cash
and amortisation costs, partially offset by a higher
price received.
The LTIFR was 0.00 (4.04).
AUSTRALIA
Production at Sunrise Dam decreased 1% quarter-
on-quarter to 91,000oz. Total cash costs returned
to normal levels of A$380/oz ($281/oz), after a
once-off ore stockpile adjustment in the previous
quarter considerably reduced total cash costs to
A$310/oz. Gross profit adjusted for the effect of
unrealised non-hedge derivatives increased
significantly to A$29m ($22m), mainly due to an
improved price received.
Open-pit mining continued this quarter in the lower-
grade Sunrise Shear Zone, where it will remain until
the GQ Lode is accessed, which should result in a
significant production increase in the fourth quarter
of 2006. The underground project, where
development inclines and mining are currently
accessing higher-grade ore, continues to
supplement production. During the quarter, 809m of
underground capital development and 399m of
operational development were completed.
The LTIFR was 0.00 (4.84).
BRAZIL
At AngloGold Ashanti Mineração, gold production
decreased 26% to 49,000oz as planned, due to a
production halt while the shaft and crusher at
Cuiabá mine were upgraded as part of the
deepening project underway at the operation. Total
cash costs, at $188/oz, were slightly lower than
those of the previous quarter. Gross profit adjusted
for the effect of unrealised non-hedge derivatives
declined 8% to $11m as a consequence of lower
gold produced, partially offset by higher price
received.
The LTIFR was 2.12 (4.41).
At Serra Grande (50% attributable), gold
production was maintained at last quarter’s level
of 24,000oz. Total cash costs, at $187/oz, rose
7% as a result of slightly lower grades and the
continued appreciation of the Brazilian real. As
a result, gross profit adjusted for the effect of
unrealised non-hedge derivatives, at $5m,
declined 17% quarter-on-quarter.
The LTIFR was 2.38 (4.87).
GHANA
At
Bibiani, production declined 40% to
15,000oz, in line with the forecast downscale to
a tailings-only operation. Total cash costs
improved 16% to $281/oz due to the elimination
of costs directly associated with mining activity,
which more than offset the effect of the lower
tailings grades. Gross profit adjusted for the
effect of unrealised non-hedge derivatives
increased to $2m from a loss of $6m last
quarter, driven by a rehabilitation adjustment in
the previous quarter and a higher price received
in the first quarter of 2006.
The LTIFR was 0.00 (0.00).
At Iduapriem (85% attributable), production
declined marginally to 43,000oz as a result of
an 8% decrease in tonnage treated after an ore
conveyor belt breakdown. This problem is being
resolved.
Yield improved 7% as mining moved back into
higher-grade areas after a temporary move in
the last quarter to a lower-grade zone, a
recommendation from the previously reported
mine-to-mill study. Total cash costs improved
9% to $362/oz, primarily as a consequence of
the higher grade, while gross profit adjusted for
the effect of unrealised non-hedge derivatives
improved to $2m from a loss of $5m last
quarter, mainly due to an improved price
received.
Gold production at Obuasi declined marginally
to 99,000oz this quarter, mainly due to a 6%
underground yield decrease resulting from the
treatment of lower-grade ore. However,
improved processing availability led to a 12%
increase in tonnage treated, which offset the
effect of the lower yield and total cash costs
consequently improved 2% to $349/oz. Gross

profit adjusted for the effect of unrealised non-hedge
derivatives was $1m, compared with a $5m loss in
the previous quarter.
The LTIFR was 2.02 (2.28). Two employees
regrettably lost their lives this quarter.
REPUBLIC OF GUINEA
At Siguiri (85% attributable), production declined
8% to 57,000oz primarily due to a problem with the
ball mill, which should be resolved during the
second quarter. Tonnage treated continued to
improve as a result of a better plant performance,
although yield for the quarter fell 10%. Lower
grades and production drove total cash costs up
11% to $379/oz, although gross profit adjusted for
the effect of unrealised non-hedge derivatives
improved significantly to $4m, primarily as a
consequence of an increased price received, which
more than offset the effect of the higher total cash
costs.
LTIFR was 1.30 (0.00).
MALI
At Morila (40% attributable), increased tonnage
throughput helped to offset an anticipated decline in
recovered grade, although production decreased
7% to 54,000oz. Total cash costs, at $262/oz, rose
15% as a result of the grade-driven production
decline, although gross profit adjusted for the effect
of unrealised non-hedge derivatives nevertheless
increased by 38% to $11m, as an improved price
received more than offset the effect of lower
production.
The LTIFR was 1.15 (3.52).
At Sadiola (38% attributable), gold production
decreased marginally to 42,000oz due to the
combination of fewer scheduled milling shifts and a
slime dump pipeline problem, which together
resulted in a tonnage throughput decline. The
tailings pipeline will be replaced during the year.
Higher recovered grade partially offset the effect of
lower throughput, however, resulting in a 5% decline
in total cash costs to $271/oz, while gross profit
adjusted for the effect of unrealised non-hedge
derivatives, at $9m, was 29% higher than that of the
previous quarter, as the better price received offset
the effect of lower production.
The LTIFR was 2.07 (1.03).
At
Yatela (40% attributable), production
increased 6% to 33,000oz, primarily due to
improved grade. Total cash costs, however,
were 7% higher at $222/oz, as a result of the
change from top lift stacking during the previous
quarter to bottom lift stacking, which requires
increased cement consumption in order to
maintain the stability of the pad. Higher
production and a significantly improved price
received more than offset the increase in total
cash costs, leading to a 67% increase to $10m
in gross profit adjusted for the effect of
unrealised non-hedge derivatives.
The LTIFR was 0.00 (3.77).
NAMIBIA
Gold production at Navachab, at 22,000oz, was
consistent with that of the previous quarter, after
increased tonnage throughput offset a decrease
in recovered grade. Total cash costs improved
12% to $227/oz, due to a credit stockpile
adjustment. Gross profit adjusted for the effect
of unrealised non-hedge derivatives declined
29% to $5m, as profit recorded for the previous
quarter included a non-recurring deferred
stripping credit.
The LTIFR was 0.00 (0.00).
TANZANIA
As highlighted during the quarter, production at
Geita declined 30% due to a 27% reduction in
tonnage throughput after drought conditions in
Tanzania reduced water supply to the
processing plant. Subsequent heavy rains
resulted in hauling constraints from the satellite
pits to the plant, further affecting throughput,
and total cash costs consequently increased
13% to $368/oz. The consequence of heavy
rains, combined with being behind schedule on
the Nyankanga cut-back, will further reduce
production at Geita next quarter. Gross profit
adjusted for the effect of unrealised non-hedge
derivatives declined by 71% to $2m, as a result
of the lower production and higher cash costs.
The LTIFR was 0.40 (0.81).

USA
At Cripple Creek & Victor (67% ownership with
100% interest in production until initial loans are
repaid), gold production declined 25% as forecast
earlier in the quarter to 64,000oz, due to reduced
grades placed on the heap leach. Total cash costs
rose 3% to $246/oz, primarily as a result of the
lower production and increases in both commodity
application rates and ore tonnage movement.
Gross profit adjusted for the effect of unrealised
non-hedge derivatives, at $2m, declined by $2m
quarter-on-quarter as a consequence of the
reduced production and lower price received.
The LTIFR was 0.00 (0.00). In March, CC&V
achieved 28 months without a lost-time
accident.
Notes:
All references to price received includes realised non-hedge derivatives.
In the case of joint venture operations, all production and financial results are attributable to AngloGold Ashanti.
Rounding of figures may result in computational discrepancies.
Adjusted headline earnings is headline earnings before unrealised non-hedge derivatives, fair value gain (loss) on convertible bond and interest rate swaps and deferred tax thereon.

Review of the gold market
Since the beginning of 2006, the gold price has
moved strongly higher to a new twenty-five year
high. The price direction has been almost
continuously upward since late 2005.
The average price for the quarter of $554/oz was
$69/oz or 14% higher than the average price of
$485/oz in the final quarter of 2005. Since the
end of the quarter, the price has broken strongly
through $600/oz, a price level not seen since
December 1980, and currently trades above
$660/oz. The momentum of price rises seen in
the final quarter of last year has hardly abated,
with the price of gold up by almost $160/oz since
the beginning of 2006. The full benefit of this
price increase was reduced for South Africa
producers by the local currency which
strengthened by 6% against the US dollar quarter-
on-quarter. Nevertheless, the average price of
R108,955/kg for the period under review was 8%
better than the average of R101,950/kg in the final
quarter of 2005. Since the end of the quarter, the
local price has risen above R130,000/kg. In
Australia, a weaker local currency for much of the
quarter assisted with received prices for the
period, although the Australian dollar has
strengthened since the end of the quarter.
GOLD
As noted above, momentum in the gold price
continues, and the gold market seems set for a
sustained positive cycle.
Besides favourable circumstances particular to
gold, the metal was most certainly buoyed by
continued investment flows in to commodities in
general. This is reflected in part in the high price
correlation in the second-half of 2005 between
gold and other metals, including zinc, silver, lead
and copper. Investor interest in commodities is
reflected in the continued growth in several major
commodity funds, and this investment interest has
translated into record spot prices in metals such
as copper, supported by continued physical
demand.
During the quarter under review, the price
relationship between gold and silver has broken,
to the extent that the silver price has risen
significantly more sharply than even the
favourable movement in gold. This move in silver
has been driven by the anticipation amongst
investors and speculators of the launch of an
exchange traded fund in silver, which is likely to
have a material positive impact on demand for
silver, and a related favourable impact on the
silver price. Whilst investment flows into gold
exchange traded funds early in the quarter kept
the gold price firm, trade in these gold funds was
much quieter during the latter part of the quarter.
This difference in the price behaviour in the first
quarter does not necessarily imply a permanent
disconnection between the two precious metals
markets, and stronger prices for silver are likely to
be helpful for gold.
The interruption in the correlation between the US
dollar spot price of gold and the US dollar
exchange rate against the euro has continued.
Market commentators refer frequently to changes
in the US dollar/euro exchange rate to justify
movements in gold price, but it is difficult to
sustain an argument for effective correlation
between the markets. During the nine months
since mid-2005, when the price behaviour of the
two markets began to diverge, the gold price has
moved strongly upwards by almost 60%, whilst
the dollar has remained in a band of 6 - 7 cents or
5% against the euro.
Technical analysis of the gold price also remains
strongly supportive of the market today. Not only
is the positive momentum of gold price rise in
recent years as yet unbroken, but the gold price
has sustained its position above ever-increasing
historic trading averages, and analysts and
commentators predict prices well into the
$600’s/oz for the year ahead.
In addition, other factors remain favourable to
gold. For all the sustained recovery in the US
currency over the past year, currency market
commentators continue to call for a weaker US
dollar during the year ahead. Oil prices remain
firm and rising, aided by on-going conflict in Iraq.
The investment sector remains strong and official
holders of gold continue to provide good news for
the metal. The latest support from the official
sector came with the announcement during the
past quarter that the Bundesbank would not sell
any gold during the current year of the second
Washington Agreement. The German central

bank has elected for the second year in a row to
forego its right to sell gold as part of the annual
tranche of up to 500t in terms of the second
central bank agreement on gold sales, and it is
unlikely now that the cumulative sales of gold by
signatories to this agreement will reach either the
permitted amount of 500t for this year, or the total
projected sales of 2,500t for the five-year period to
September 2009.
PHYSICAL MARKET
Entirely as one would expect, physical demand for
gold during the final quarter of 2005 and the first
quarter of 2006 has fallen in the face of sharply
higher spot gold prices. This is particularly so in
the jewellery sector and in those markets such as
India where margins are low and retail prices are
close to the underlying gold spot price.
In this regard, the annual gold demand figures for
2005 are misleading, insofar as they show an
increase of 4% year-on-year for total fabrication
demand, or some 125t of increased demand, with
much of this coming from a 100t rise in jewellery
demand globally. These figures combine a
strongly higher offtake during the first half of 2005
with very substantially lower demand towards the
end of 2005. This fall in demand has carried over
into 2006, and physical offtake could be as much
as 400t lower this year than it was in 2005, with
global demand for gold in jewellery actually lower
than annual mine production of gold.
Practically all demand for gold in respect of
investment went into the wholesale market of
exchange traded funds, commodities exchanges
and over-the-counter purchases. Offtake of gold
in both coin and bar was little changed in 2005.
Regarding supply, new mine production was up
by 2% year-on-year, with a forecast that 2006 will
see gold mine production up by a further 4%. A
bigger positive impact on supply came in the fall
of almost 300t in de-hedging by gold producers,
from the total of 427t of gold hedge commitments
taken back by producers in 2004, to a relatively
modest total of 130t of hedge taken back in 2005.
This is the lowest level of de-hedging by gold
producers since this process commenced in 2000.
The effect of, the fall in de-hedging increases the
amount of gold sold by gold producers directly on
the spot market.
Finally, just as jewellery demand has fallen in the
face of higher spot prices, so scrap supplies of
gold on to the market have increased significantly
during the final quarter of 2005 and the first three
months of 2006. Scrap sales of gold of 8Moz, or
259t in the final quarter of 2005 equate to an
annual rate of supply from scrap of over 1,000t of
gold, higher than at any time before.
CURRENCIES
The strength of the US dollar continues to
confound all forecasts of the inevitable weakening
of the US currency.
For over a year now, analysts have continued to
call for a dollar back over $1.30 to the euro to
reflect the budget deficit and more particularly the
trade and current account deficit of the United
States. Notwithstanding these forecasts, the
exchange rate for the US currency against the
euro has averaged $1.20 for the past nine months
and has remained in a tight range of $1.18 - $1.23
to the European currency.
However, the likelihood of a weaker dollar must
remain. The current account deficit of the United
States grew throughout 2005 to a total of $762bn
for the year, and the deficit is currently running at
a trend in excess of $800bn for 2006. More
importantly, with the end of the window period
provided for in the Homeland Investment Act to
the end of 2005, net foreign funds flows into the
US faltered at the end of 2005 and have fallen
below the amount of the trade deficit.
Notwithstanding the lack of correlation between
the US dollar strength and the gold price strength
during the past nine months, it is likely that any
weakening in the US dollar during the year ahead
will be beneficial to the US dollar spot price of
gold.
The South African currency opened the year
stronger, and this strength has been maintained.
The rand closed the quarter at R6.17/$1 or 3%
stronger than its opening exchange rate, and the
currency was as strong as R5.93/$1 during the
quarter. Notwithstanding slightly slower growth in
the South African economy and an increased
trade deficit, there is no reason why this strength
should not be maintained further into the rest of
the year, particularly if the expectations of a
weaker US dollar later in 2006 are correct.

HEDGING
As at 31 March 2006, the net delta hedge position
of AngloGold Ashanti was 11.23Moz or 349t,
valued at the spot gold price at the end of the
quarter of $582/oz. This net delta position reflects
an increase of some 390,000oz or 12t in the net
delta size of the AngloGold Ashanti hedge,
compared with the position at the end of the
previous quarter. This increase is due entirely to
a higher delta in open options positions, valued
against a quarter-end spot price which was higher
by $65/oz than the closing spot price of $517/oz at
the end of 2005.
The marked-to-market value of the hedge position
as at 31 March 2006 was negative $2.707bn.
Again, the increase in the negative value of the
hedge was due entirely to the increase of the
closing spot price by $65/oz quarter-on-quarter.
Had the spot price of gold at the end of March
2006 remained unchanged from the price of
$517/oz at the end of December, the hedge would
have reduced in size to 10.34Moz or 322t, with a
marked-to-market negative value of $2.02bn.
The price received by the company for the quarter
was $545/oz, compared with an average spot
price for the period of $554/oz. The company
continues to manage its hedge positions actively,
and to reduce overall levels of pricing
commitments in respect of future gold production
by the company.

Hedge position
As at 31 March 2006, the group had outstanding the
following forward-pricing commitments against
future production. The total net delta tonnage of the
hedge of the company on this date was 11.23Moz or
349t (at 31 December 2005: 10.84Moz or 337t).
The marked-to-market value of all hedge
transactions making up the hedge positions was a
negative $2.707bn (negative R16.65bn) as at
31 March 2006 (as at 31 December 2005: negative
$1.941bn or R12.24bn). This value at 31 March
2006 was based on a gold price of $582/oz,
exchange rates of R/$6.150 and A$/$0.7148 and the
prevailing market interest rates and volatilities at
that date.
As at 4 May 2006, the marked-to-market value
of the hedge book was a negative $3.633bn
(negative R22.125bn), based on a gold price of
$664.70 /oz and exchange rates of R/$6.09 and
A$/$0.7660 and the prevailing market interest
rates and volatilities at the time.
These marked-to-market valuations are not
predictive of the future value of the hedge
position, nor of future impact on the revenue of
the company. The valuation represents the cost
of buying all hedge contracts at the time of
valuation, at market prices and rates available
at the time.
Year
2006
2007
2008
2009
2010
2011-2015
Total
DOLLAR GOLD
Forward contracts
Amount (kg) 2,380 25,469 30,076 26,288 16,328 37,239 137,779
US$/oz $365 $357 $365 $380 $382 $411 $381
Put options purchased Amount (kg) 11,010 1,455 12,465
US$/oz $345 $292 $339
Put options sold Amount (kg) 14,460 855 1,882 1,882 7,527 26,606
US$/oz $485 $390 $400 $410 $435 $457
Call options purchased Amount (kg) 10,121 6,357 16,479
US$/oz $358 $344 $353
Call options sold Amount (kg) 27,287 32,544 32,904 31,194 28,054 76,068 228,052
US$/oz $419 $387 $395 $418 $429 $506 $441
RAND GOLD
Forward contracts
Amount (kg) 2,449 933 3,382
Rand per kg R97,520 R116,335 R102,711
Put options purchased
Amount (kg)
Rand per kg
Put options sold Amount (kg) 3,266 3,266
Rand per kg R100,515 R100,515
Call options purchased
Amount (kg)
Rand per kg
Call options sold Amount (kg) 2,799 311 2,986 2,986 2,986 12,068
Rand per kg R116,185 R108,123 R202,054 R216,522 R230,990 R190,454
A DOLLAR GOLD
Forward contracts Amount (kg) *622 6,843 2,177 3,390 3,110 14,899
A$ per oz A$295 A$630 A$653 A$648 A$683 A$662
Put options purchased Amount (kg) 8,709 8,709
A$ per oz A$751 A$751
Put options sold Amount (kg) 4,977 4,977
A$ per oz A$732 A$732
Call options purchased Amount (kg) 3,110 3,732 3,110 1,244 3,110 14,306
A$ per oz A$673 A$668 A$680 A$694 A$712 A$683
Call options sold Amount (kg) 11,819 11,819
A$ per oz A$775 A$775
Delta (kg) 24,817 56,229 60,834 59,127 43,289 104,331 349,329
** Total net gold:
Delta (oz)
797,884     1,830,372
1,955,856 1,900,974
1,391,772      3,354,315  11,231,172
*        Long
position.
**
The Delta of the hedge position indicated above is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at 31 March 2006.
Rounding of figures may result in computational discrepancies.

Year
2006
2007
2008
2009
2010
2011-2015
Total
DOLLAR SILVER
Forward contracts
Amount (kg)
$ per oz
Put options purchased Amount (kg) 32,659 43,545 43,545 119,749
$ per oz $7.11 $7.40 $7.66 $7.42
Put options sold Amount (kg) 32,659 43,545 43,545 119,749
$ per oz $6.02 $5.93 $6.19 $6.05
Call options purchased
Amount (kg)
$ per oz
Call options sold Amount (kg) 32,659 43,545 43,545 119,749
$ per oz $8.11 $8.40 $8.64 $8.41
The following table indicates the group's currency hedge position at 31 March 2006
Year
2006
2007
2008
2009
2010
2011-2015
Total
RAND DOLLAR (000)
Forward contracts Amount ($) 64,937 64,937
US$/R R6.26 R6.26
Put options purchased Amount ($) 55,000 55,000
US$/R R6.79 R6.79
Put options sold Amount ($) 45,000 45,000
US$/R R6.55 R6.55
Call options purchased Amount ($)
US$/R
Call options sold
Amount ($) 95,000 95,000
US$/R R6.80 R6.80
A DOLLAR (000)
Forward contracts Amount ($) 29,260 29,260
A$/US$ A$0.74 A$0.74
Put options purchased Amount ($) 60,000 60,000
A$/US$ A$0.73 A$0.73
Put options sold Amount ($) 80,000 80,000
A$/US$ A$0.76 A$0.76
Call options purchased Amount ($)
A$/US$
Call options sold
Amount ($) 80,000 80,000
A$/US$ A$0.72 A$0.72
BRAZILIAN REAL (000)
Forward contracts Amount ($) 18,000 4,000 22,000
US$/BRL BRL3.21 BRL3.31 BRL3.23
Put options purchased Amount ($) 5,000 2,500 7,500
US$/BRL BRL2.28 BRL2.30 BRL2.28
Put options sold Amount ($) 5,000 2,500 7,500
US$/BRL BRL2.13 BRL2.10 BRL2.12
Call options purchased Amount ($)
US$/BRL
Call options sold
Amount ($) 20,000 2,500 22,500
US$/BRL BRL3.07 BRL2.36 BRL2.99
Rounding of figures may result in computational discrepancies.

Exploration
Total exploration expenditure amounted to $18m
($12m expensed, $6m capitalised) during the first
quarter, compared to $19m ($11m expensed, $8m
capitalised) in the fourth quarter 2005.
BROWNFIELDS EXPLORATION
At Siguiri, in Guinea, drilling continued at the
Kintinian prospect, supporting previous intersections
as well as confirming north-west and south-east
extensions. Drilling to further interrogate soil
geochemical anomalies in the Sintroko area, located
5km south of the Kami pit, has also recorded
promising intersections. Follow-up drilling at
Foulata, located 35km west of the current Siguiri
operations, remains encouraging.
At Geita, in Tanzania, drilling between the Ridge 8
and Star and Comet deposits (at Nyamulilima) has
confirmed continuous mineralisation between these
deposits. Drilling at Lone Cone South Extension
indicates that the orebody extends westwards and
that an additional ore zone exists between the South
and Central orebodies. At Nyankanga South, drill
intercepts have confirmed significant mineralisation
as indicated by previous drilling.
Regional drilling on the Morila grant in Mali
intersected encouraging results in diamond hole
REG003, located approximately 1km south-west,
along strike of the Morila orebody. Broad-spaced
holes around this intersection have confirmed the
presence of a low-grade sub-economic mineralised
halo.
At Sadiola, oxide mineralisation exploration
continued and encouraging results were obtained
from FN3, indicating a potential southern extension
of the orebody. Assay results testing the gap area
between FE3S and FE4 are awaited. Further
metallurgical testing is underway on the deep
sulphides at Sadiola.
A high-resolution magnetic survey over the mining
licence at Navachab in Namibia was completed and
the interpretation is in progress. Follow-up drilling at
Grid A West (Gecko Prospect) yielded positive
results, which are also being evaluated. A third
phase of drilling will commence shortly.
In Brazil, drilling at Córrego do Sítio remains
concentrated on the Laranjeiras orebody and this
quarter returned results of 13.92 g/t over 2.05m on
the down-plunge. Two additional holes (10.28 g/t
over 2.65m and 9.95 g/t over 2.25m) have indicated
an additional, probable economic orebody south
of Cachorro Bravo.
In March, Serra Grande acquired the mining
rights to property adjacent to its current
operations, permitting full access to the
Palmeiras orebody, as well as to the potential
upside in surrounding mineralised structures.
GREENFIELDS EXPLORATION
Activities continued in the first quarter in
Australia, Alaska, China, Colombia, Russia and
the DRC, with an expensed expenditure of
$9m.
Exploration activities were concluded in
Mongolia and the landholdings are in the
process of being divested.
An agreement was concluded to acquire an
effective 8.7% stake in Vancouver-based
Dynasty Gold Corporation, which has
exploration projects in China, through a $2m
private placement. The proceeds will be used
to fund exploration at two Dynasty projects, Red
Valley and Wild Horse, both located in China’s
prospective Qilian metallogenic belt.
At the Kimin project in the DRC, drilling in the
Adidi/D7 Kanga (Mongbwalu) sector continued
to encounter significant gold intercepts,
extending mineralisation westward.
In the USA in Alaska, drilling commenced at
Lost Mine South to determine continuity and
expansion potential, with initially encouraging
results. Drilling is expected to commence at the
Terra project in the third quarter of this year.
Exploration activities in Colombia continued to
focus on regional reconnaissance, drill target
definition, permitting and drill site preparation,
with drilling currently in progress on three
targets. Initial drill intercepts are encouraging.
In Australia, at the Tropicana JV, drilling
continued at the Tropicana and Rusty Nail
prospects, extending the strike extent at
Tropicana to 1.3km. Significant new
intersections include 21m at 2.0g/t from 50m,
42m at 3.27g/t from 35m, and 9m at 4.17g/t.

Group
operating results
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2006
2005
2005
2005
2006
2005
2005
2005
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Milled
- 000 tonnes /
- 000 tons
3,236
3,513
3,386
13,806
3,567
3,873
3,733
15,219
Yield
- g / t
/
- oz / t
7.12
7.23
7.35
7.31
0.208
0.211
0.214
0.213
Gold produced
- kg
/
- oz (000)
23,055
25,412
24,884
100,858
741
817
800
3,243
SURFACE AND DUMP RECLAMATION
Treated
- 000 tonnes /
- 000 tons
2,769
2,056
2,111
8,061
3,052
2,266
2,327
8,885
Yield
- g / t
/
- oz / t
0.55
0.57
0.47
0.52
0.016
0.016
0.014
0.015
Gold produced
- kg
/
- oz (000)
1,517
1,161
986
4,228
49
37
32
136
OPEN-PIT OPERATION
Mined
- 000 tonnes /
- 000 tons
40,502
42,875
38,217
168,904
44,645
47,261
42,127
186,184
Treated
- 000 tonnes /
- 000 tons
6,106
7,124
5,057
25,541
6,730
7,853
5,574
28,154
Stripping ratio
- t (mined total - mined ore) / t mined ore
4.69
4.35
6.10
5.02
4.69
4.35
6.10
5.02
Yield
- g / t
/
- oz / t
2.25
2.21
3.60
2.74
0.066
0.065
0.105
0.080
Gold in ore
- kg
/
- oz (000)
14,587
10,169
14,898
45,409
469
327
479
1,460
Gold produced
- kg
/
- oz (000)
13,726
15,767
18,220
69,871
441
507
585
2,246
HEAP LEACH OPERATION
Mined
- 000 tonnes /
- 000 tons
15,348
15,126
17,913
61,091
16,918
16,674
19,745
67,342
Placed
1
- 000 tonnes /
- 000 tons
5,562
5,127
6,610
22,277
6,131
5,652
7,286
24,557
Stripping ratio
- t (mined total - mined ore) / t mined ore
1.78
2.11
1.72
1.97
1.78
2.11
1.72
1.97
Yield
2
- g / t
/
- oz / t
0.81
0.87
0.87
0.83
0.024
0.025
0.025
0.024
Gold placed
3
- kg
/
- oz (000)
4,516
4,443
5,776
18,401
145
143
186
592
Gold produced
- kg
/
- oz (000)
3,369
4,119
4,718
16,826
108
132
152
541
TOTAL
Gold produced
- kg
/
- oz (000)
41,667
46,460
48,808
191,783
1,340
1,494
1,569
6,166
Gold sold
- kg
/
- oz (000)
42,164
46,445
48,313
190,767
1,356
1,493
1,553
6,133
Price received
- R / kg
/
- $ / oz - sold
107,903
99,780
82,152
89,819
545
476
424
439
Total cash costs
- R / kg
/
- $ / oz - produced
60,815
58,367
54,778
57,465
308
278
284
281
Total production costs
- R / kg
/
- $ / oz - produced
82,079
82,873
70,639
76,495
416
395
366
374
PRODUCTIVITY PER EMPLOYEE
Target
- g
/
- oz
381
410
419
422
12.26
13.19
13.47
13.57
Actual
- g
/
- oz
353
371
381
376
11.34
11.92
12.23
12.10
CAPITAL EXPENDITURE - Rm
- $m
961
1,283
864
4,600
156
197
144
722
1
Tonnes (Tons) placed on to leach pad.
2
Gold placed / tonnes (tons) placed.

Gold placed into leach pad inventory.
Rounding of figures may result in computational discrepancies.

Group
income statement
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
March
December
March
December
2006
2005
2005
2005
SA Rand million
Notes
Unaudited Unaudited Unaudited Audited
Revenue
2
4,456
4,478 4,016 17,388
Gold income
4,246
4,337 3,858 16,750
Cost of sales 3
(3,463)
(3,929) (3,415) (14,713)
Non-hedge derivative loss
(1,100)
(748) (188) (949)
Gross (loss) profit
(318)
(340) 255 1,088
Corporate administration and other expenses
(127)
(99) (99) (410)
Market development costs
(26)
(21) (21) (84)
Exploration costs
(73)
(69) (60) (288)
Other net operating expenses
(41)
(33) (18) (127)
Operating special items 4
22
(416) (2) (499)
Operating (loss) profit
(563)
(978) 55 (320)
Interest receivable
30
28 54 155
Exchange (loss) gain
(4)
(36) 7 (29)
Fair value adjustment on option component of convertible bond
(233)
(271) 115 (211)
Finance costs and unwinding of decommissioning
and restoration obligations
(210)
(216) (148) (690)
Fair value loss on interest rate swaps
-
- (16) (5)
Share of associates' (loss) profit
(4)
(15) 1 (17)
(Loss) profit before taxation
(984)
(1,487) 68 (1,117)
Taxation 5
(43)
109 59 220
(Loss) profit after taxation from continuing operations
(1,026)
(1,378) 127 (897)
Loss for the period from discontinued operations 9
(7)
(56) (51) (219)
(Loss) profit for the period
(1,034)
(1,434) 76 (1,116)
Allocated as follows
Equity shareholders of parent
(1,074)
(1,463) 50 (1,262)
Minority interest
40
29 26 146
(1,034)
(1,434) 76 (1,116)
Basic (loss) earnings per ordinary share (cents)
(Loss) profit from continuing operations
a
(402)
(531) 38 (394)
Loss from discontinued operations
a
(3)
(21) (19) (83)
(Loss) profit
(405)
(552) 19 (477)
Diluted (loss) earnings per ordinary share (cents)
(Loss) profit from continuing operations
b
(402)
(531) 38 (394)
Loss from discontinued operations
b
(3)
(21) (19) (83)
(Loss) profit
c
(405)
(552) 19 (477)
Dividends
d
- Rm
614
- cents per share 232
a
Calculated on the basic weighted average number of ordinary shares.
b
Calculated on the diluted weighted average number of ordinary shares.
c
The impact of the diluted earnings per share is anti-dilutive and therefore equal to the basic earnings per share.
d
Dividends are translated at actual rates on date of payment.
Rounding of figures may result in computational discrepancies.

Group
income statement
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
March
December
March
December
2006
2005
2005
2005
US Dollar million
Notes
Unaudited Unaudited Unaudited Audited
Revenue
2
724
687 668 2,730
Gold income
690
665 642 2,629
Cost of sales 3
(563)
(602) (568) (2,311)
Non-hedge derivative loss
(188)
(120) (17) (135)
Gross (loss) profit
(61)
(57) 57 183
Corporate administration and other expenses
(21)
(15) (16) (64)
Market development costs
(4)
(3) (4) (13)
Exploration costs
(12)
(11) (10) (45)
Other net operating expenses
(7)
(6) (3) (20)
Operating special items 4
4
(64) - (77)
Operating (loss) profit
(101)
(155) 24 (36)
Interest receivable
5
4 9 25
Exchange (loss) gain
(1)
(5) 1 (5)
Fair value adjustment on option component of convertible bond
(39)
(42) 19 (32)
Finance costs and unwinding of decommissioning
and restoration obligations
(34)
(33) (24) (108)
Fair value loss on interest rate swaps
-
- (3) (1)
Share of associates' (loss) profit
(1)
(2) - (3)
(Loss) profit before taxation
(170)
(233) 26 (160)
Taxation 5
(7)
19 9 36
(Loss) profit after taxation from continuing operations
(177)
(214) 35 (124)
Loss for the period from discontinued operations 9
(1)
(9) (9) (36)
(Loss) profit for the period
(179)
(223) 26 (160)
Allocated as follows
Equity shareholders of the parent
(185)
(227) 22 (183)
Minority interest
6
5 4 23
(179)
(223) 26 (160)
Basic (loss) earnings per ordinary share (cents)
(Loss) profit from continuing operations
a
(69)
(83) 12 (56)
Loss from discontinued operations
a
(1)
(3) (3) (14)
(Loss) profit
(70)
(86) 8 (69)
Diluted (loss) earnings per ordinary share (cents)
(Loss) profit from continuing operations
b
(69)
(83) 12 (56)
Loss from discontinued operations
b
(1)
(3) (3) (14)
(Loss) profit
c
(70)
(86) 8 (69)
Dividends
d
- $m 95
- cents per share
36
a
Calculated on the basic weighted average number of ordinary shares.
b
Calculated on the diluted weighted average number of ordinary shares.
c
The impact of the diluted earnings per share is anti-dilutive and therefore equal to the basic earnings per share.
d
Dividends are translated at actual rates on date of payment.
Rounding of figures may result in computational discrepancies.

Group
balance sheet
As at
As at
As at
March
December
March
2006
2005
2005
SA Rand million
Notes
Unaudited Audited Unaudited
ASSETS
Non-current assets
Tangible assets
36,904
37,464 35,685
Intangible assets
2,419
2,533 2,569
Investments in associates
214
223 43
Other investments
647
645 628
Inventories
1,272
1,182 677
Derivatives
171
243 458
Trade and other receivables
126
124 108
Deferred taxation
321
279 176
Other non-current assets
136
101 38
42,210
42,794 40,382
Current assets
Inventories
2,475
2,436 2,365
Trade and other receivables
1,706
1,589 1,654
Derivatives
4,876
4,280 3,512
Current portion of other non-current assets
6
43 5
Cash restricted for use
21
52 184
Cash and cash equivalents
1,419
1,328 1,572
10,503
9,728 9,292
Non-current assets held for sale
100
100 -
10,603
9,828 9,292
TOTAL ASSETS
52,814
52,622 49,674
EQUITY AND LIABILITIES
Share capital and premium 12
19,070
19,047 18,995
Retained earnings and other reserves 13
(4,600)
(2,463) (193)
Shareholders' equity
14,470
16,584 18,802
Minority interests 14
384
374 367
Total equity
14,854
16,958 19,169
Non-current liabilities
Borrowings
10,798
10,825 9,934
Environmental rehabilitation and other provisions
2,271
2,265 1,568
Provision for pension and post-retirement benefits
1,252
1,249 980
Trade, other payables and deferred income
80
87 26
Derivatives
2,928
2,460 2,191
Deferred taxation
6,903
7,353 8,061
24,233
24,239 22,760
Current liabilities
Trade, other payables and deferred income
2,772
2,711 2,554
Current portion of borrowings
871
1,190 889
Derivatives
9,212
6,814 3,948
Taxation
872
710 354
13,727
11,425 7,745
Total liabilities
37,960
35,664 30,505
TOTAL EQUITY AND LIABILITIES
52,814
52,622 49,674
Net asset value - cents per share
5,603
6,401 7,246
Rounding of figures may result in computational discrepancies.

Group
balance sheet
As at
As at
As at
March
December
March
2006
2005
2005
US Dollar million
Notes
Unaudited Audited Unaudited
ASSETS
Non-current assets
Tangible assets
5,982
5,905 5,735
Intangible assets
392
399 413
Investments in associates
35
35 7
Other investments
105
102 101
Inventories
206
186 109
Derivatives
28
38 74
Trade and other receivables
20
20 17
Deferred taxation
52
44 28
Other non-current assets
22
16 6
6,842
6,745 6,490
Current assets
Inventories
401
384 380
Trade and other receivables
277
250 266
Derivatives
790
675 564
Current portion of other non-current assets
1
7 1
Cash restricted for use
3
8 29
Cash and cash equivalents
230
209 253
1,703
1,533 1,493
Non-current assets held for sale
16
16 -
1,719
1,549 1,493
TOTAL ASSETS
8,561
8,294 7,983
EQUITY AND LIABILITIES
Share capital and premium 12
3,091
3,002 3,053
Retained earnings and other reserves 13
(745)
(388) (31)
Shareholders' equity
2,346
2,614 3,022
Minority interests 14
62
59 59
Total equity
2,408
2,673 3,081
Non-current liabilities
Borrowings
1,750
1,706 1,597
Environmental rehabilitation and other provisions
368
356 252
Provision for pension and post-retirement benefits
203
197 157
Trade, other payables and deferred income
13
14 4
Derivatives
475
388 352
Deferred taxation
1,119
1,159 1,295
3,928
3,820 3,657
Current liabilities
Trade, other payables and deferred income
449
427 411
Current portion of borrowings
141
188 143
Derivatives
1,493
1,074 634
Taxation
141
112 57
2,225
1,801 1,245
Total liabilities
6,153
5,621 4,902
TOTAL EQUITY AND LIABILITIES
8,561
8,294 7,983
Net asset value - cents per share
908
1,009 1,165
Rounding of figures may result in computational discrepancies.

Group
cash flow statement
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
March
December
March
December
2006
2005
2005
2005
SA Rand million
Unaudited Unaudited Unaudited Audited
Cash flows from operating activities
Receipts from customers
4,052
4,818 3,784 17,175
Payments to suppliers and employees
(2,482)
(3,588) (2,959) (12,742)
Cash generated from operations
1,570
1,230 825 4,433
Cash generated (utilised) by discontinued operations
4
(23) (51) (188)
Environmental, rehabilitation and other expenditure
(31)
(48) (12) (104)
Termination of employee benefit plan
-
- - (61)
Taxation paid
(90)
(48) (61) (188)
Net cash inflow from operating activities
1,453
1,110 701 3,892
Cash flows from investing activities
Capital expenditure
(961)
(1,283) (864) (4,600)
Proceeds from disposal of tangible assets
11
37 - 53
Proceeds on disposal of discontinued assets
10
18 - 27
Other investments acquired
(5)
(67) (6) (83)
Associate acquired
-
(1) - (93)
Proceeds from disposal of investments
17
6 - 7
Cash restricted for use
30
33 (25) 112
Interest received
18
20 45 113
Loans advanced
-
(2) (1) (45)
Repayment of loans advanced
2
23 - 38
Utilised in hedge restructure
-
- (415) (415)
Net cash outflow from investing activities
(877)
(1,215) (1,266) (4,886)
Cash flows from financing activities
Proceeds from issue of share capital
23
25 8 60
Proceeds from borrowings
329
154 2,568 4,194
Repayment of borrowings
(369)
(141) (1,488) (2,183)
Finance costs
(251)
(45) (221) (471)
Dividends paid
(183)
(26) (488) (1,051)
Net cash (outflow) inflow from financing activities
(451)
(32) 379 549
Net increase (decrease) in cash and cash equivalents
124
(137) (186) (445)
Translation
(33)
(4) 128 143
Cash and cash equivalents at beginning of period
1,328
1,469 1,630 1,630
Net cash and cash equivalents at end of period
1,419
1,328 1,572 1,328
Cash generated from operations
(Loss) profit before taxation
(984)
(1,487) 68 (1,117)
Adjusted for:
Movement on non-hedge derivatives
1,582
1,257 427 1,744
Amortisation of tangible assets
859
900 732 3,203
Deferred stripping
(107)
(140) 8 (153)
Interest receivable
(30)
(28) (54) (155)
Operating special items
(22)
416 2 444
Finance costs and unwinding of decommissioning and
restoration obligations
210
216 148 690
Amortisation of intangible assets
3
3 3 13
Fair value adjustment on option component of convertible bond
233
271 (115) 211
Other non-cash movements
61
70 (33) 267
Movement in working capital
(236)
(248) (361) (714)
1,570
1,230 825 4,433
Movement in working capital
Increase in inventories
(101)
(186) (567) (1,086)
Increase in trade and other receivables
(80)
(66) - (46)
(Decrease) increase in trade and other payables
(55)
5 206 418
(236)
(248) (361) (714)
Rounding of figures may result in computational discrepancies.

Group
cash flow statement
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
March
December
March
December
2006
2005
2005
2005
US Dollar million
Unaudited Unaudited Unaudited Audited
Cash flows from operating activities
Receipts from customers
661
741 621 2,707
Payments to suppliers and employees
(406)
(551) (486) (2,008)
Cash generated from operations
255
190 135 699
Cash generated (utilised) by discontinued operations
1
(4) (8) (31)
Environmental, rehabilitation and other expenditure
(5)
(8) (2) (16)
Termination of employee benefit plan
-
- - (10)
Taxation paid
(15)
(7) (10) (30)
Net cash inflow from operating activities
236
171 115 612
Cash flows from investing activities
Capital expenditure
(156)
(197) (144) (722)
Proceeds from disposal of tangible assets
2
6 - 8
Proceeds on disposal of discontinued assets
2
3 - 4
Other investments acquired
(1)
(10) (1) (12)
Associate acquired
-
- - (15)
Proceeds from disposal of investments
3
- - 1
Cash restricted for use
5
5 (4) 17
Interest received
3
3 7 18
Loans advanced
-
- - (7)
Repayment of loans advanced
-
4 - 6
Utilised in hedge restructure
-
- (69) (69)
Net cash outflow from investing activities
(143)
(186) (211) (771)
Cash flows from financing activities
Proceeds from issue of share capital
4
4 1 9
Proceeds from borrowings
54
19 458 659
Repayment of borrowings
(60)
(19) (278) (343)
Finance costs
(41)
(6) (37) (74)
Dividends paid
(29)
(4) (82) (169)
Net cash (outflow) inflow from financing activities
(73)
(7) 62 82
Net increase (decrease) in cash and cash equivalents
20
(22) (34) (77)
Translation
1
- (2) (3)
Cash and cash equivalents at beginning of period
209
231 289 289
Net cash and cash equivalents at end of period
230
209 253 209
Cash generated from operations
(Loss) profit before taxation
(170)
(233) 26 (160)
Adjusted for:
Movement on non-hedge derivatives
266
199 57 262
Amortisation of tangible assets
140
138 122 503
Deferred stripping
(17)
(22) 1 (24)
Interest receivable
(5)
(4) (9) (25)
Operating special items
(4)
64 - 68
Finance costs and unwinding of decommissioning and
restoration obligations
34
33 24 108
Amortisation of intangible assets
-
- - 2
Fair value adjustment on option component of convertible bond
39
42 (19) 32
Other non-cash movements
10
10 (6) 41
Movement in working capital
(39)
(37) (62) (108)
255
190 135 699
Movement in working capital
Increase in inventories
(33)
(31) (50) (123)
(Increase) decrease in trade and other receivables
(20)
(11) 29 23
Increase (decrease) increase in trade and other payables
14
5 (40) (8)
(39)
(37) (62) (108)
Rounding of figures may result in computational discrepancies.

Statement of recognised income and expense
Quarter
Year
Quarter
ended
ended
ended
March
December
March
2006
2005
2005
Restated
Restated
Unaudited
Unaudited
Unaudited
Actuarial loss on defined benefit retirement plans
- (173)
(2)
Net loss on cash flow hedges removed from equity and reported in income 193 391 97
Net loss on cash flow hedges (745) (1,281) (57)
Gain (loss) on available for sale financial assets 15 17 (16)
Deferred taxation on items above 151 445 49
Net exchange translation differences
(525) 1,534 1,386
Net (expense) income recognised directly in equity (911) 933 1,457
(Loss) profit for the period (1,034) (1,116) 76
Total recognised income and expense for the period (1,945) (183) 1,533
Attributable to:
Equity shareholders of the parent
(1,973) (355) 1,481
Minority interest 28 172 52
(1,945) (183) 1,533
Actuarial loss on defined benefit retirement plans - (27) -
Net loss on cash flow hedges removed from equity and reported in income 31 18 15
Net loss on cash flow hedges (121) (202) (9)
Gain (loss) on available for sale financial assets 3 2 (3)
Deferred taxation on items above 26 69 7
Net exchange translation differences (85) 293 229
Net (expense) income recognised directly in equity (146) 153 239
(Loss) profit for the period (179) (160) 26
Total recognised income and expense for the period
(325) (7) 265
Attributable to:
Equity shareholders of the parent
(331) (28) 262
Minority interest 6 21 3
(325) (7) 265
Rounding of figures may result in computational discrepancies.
SA Rand million
US Dollar million

Notes
for the quarter ended 31 March 2006
1.
Basis of preparation
The financial statements in this quarterly report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group's accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2005 and revised International Financial Reporting Standards (IFRS)
which are effective 1 January 2006, where applicable.
The financial statements of AngloGold Ashanti Limited have been prepared in compliance with IAS34, in compliance with the JSE Listings Requirements and in the manner required by the South African Companies Act,
1973 for the preparation of financial information of the group for the quarter ended 31 March 2006.
Where the preparation or classification of an item has been amended, comparative information has been reclassified to ensure comparability with the current period. Such amendments have been made to provide the users of the financial statements with additional information.
2.
Revenue
Quarter ended
Year
ended
Quarter ended
Year
ended
Mar
2006
Dec
2005
Mar
2005
Dec
2005
Mar
2006
Dec
2005
Mar
2005
Dec
2005
UnauditedUnaudited   Unaudited
Audited Unaudited   Unaudited  Unaudited
Audited
SA Rand million
US Dollar million
Gold income
4,246
4,337
3,858
16,750
690
665
642
2,629
By-products and other revenue (note 3)
181
112
103
483
29
17
17
76
Interest receivable
30
28
54
155
5
4
9
25
4,456
4,478
4,016
17,388
724
687
668
2,730
3.
Cost of sales
Quarter ended
Year
ended
Quarter ended
Year
ended
Mar
2006
Dec
2005
Mar
2005
Dec
2005
Mar
2006
Dec
2005
Mar
2005
Dec
2005
Unaudited  Unaudited  Unaudited
Audited Unaudited   Unaudited  Unaudited
Audited
SA Rand million
US Dollar million
Cash operating costs
2,635
2,788
2,753
11,311
428
427
458
1,779
By-product and other revenue (note 2)
(181)
(112)       (103)        (483)         (29)
(17)         (17)           (76)
2,454
2,676      2,650      10,828          399
410          441
1,703
Other cash costs
118
116
100
412
19
18
17
65
Total cash costs
2,572
2,792
2,750
11,240
419
428
458
1,768
Retrenchment costs
12
62
14
168
2
9
2
26
Rehabilitation & other non-cash costs
39
207
45
368
6
31
7
57
Production costs
2,623
3,061
2,809
11,776
427
468
467
1,851
Amortisation of tangible assets
859
900
732
3,203
140
138
122
503
Amortisation of intangible assets
3
3
3
13
–
–
–
2
Total production costs
3,484
3,965
3,544
14,992
567
607
590
2,356
Inventory change
(21)
(35)      (129)         (279)           (4)
(5)         (21)         (45)
3,463
3,929
3,415
14,713
563
602
568
2,311
Rounding of figures may result in computational discrepancies.

4.
Operating special items
Quarter ended
Year
ended
Quarter ended
Year
ended
Mar
2006
Dec
2005
Mar
2005
Dec
2005
Mar
2006
Dec
2005
Mar
2005
Dec
2005
Unaudited
Unaudited
Unaudited     Audited
Unaudited
Unaudited
Unaudited      Audited
SA Rand million US Dollar million
Contract termination fee at Geita – – – (55) – – – (9)
Over (under) provision of indirect taxes
18
(27)             –
(27)             3
(4)             –
(4)
Impairment of intangible assets – (125) – (125) – (20) – (20)
Impairment of tangible assets
(2)
(255)             –
(300)             –
(38)             –
(44)
Profit (loss) on sale and abandonment
of assets
6
(9) (2) 8
1
(2) – –
22
(416)          (2)
(499)             4
(64)             –
(77)
5. Taxation
Quarter ended
Year
ended
Quarter ended
Year
ended
Mar
2006
Dec
2005
Mar
2005
Dec
2005
Mar
2006
Dec
2005
Mar
2005
Dec
2005
Unaudited Unaudited   Unaudited
Audited Unaudited   Unaudited  Unaudited
Audited
SA Rand million US Dollar million
Current tax
Non-mining taxation
(222)
(117)           (37)
(182)         (36)
(18)              (6)       (29)
Disposal and impairment of
tangible assets
(4)            (4)               -            (2)           (1)            (1)                –
–
Under provision prior year – (347) (1) (347) –
(52)
– (53)
(226)
(468)          (38)
(531)         (37)
(71)              (6)       (82)
Deferred taxation
Temporary differences
(18)
4 (40) (244)
(3)
(1)              (7)        (37)
Impairment of tangible assets – 64 – 79 – 10 – 12
Change in estimated deferred
taxation
– 74 – 74 – 12 – 12
Contract termination expenditure at
Geita
– – – 19 – – – 3
Change in tax rate – 302 79 695 – 48 13 107
Unrealised non-hedge derivatives
202
133 58 128 33 21 9 21
184
577 97 751
30
90 15 118
Total taxation
(43)
109 59 220
(7)
19 9 36
Rounding of figures may result in computational discrepancies.

6.
Headline (loss) earnings
Quarter ended
Year
ended
Quarter ended
Year
ended
Mar
2006
Dec
2005
Mar
2005
Dec
2005
Mar
2006
Dec
2005
Mar
2005
Dec
2005
Unaudited Unaudited  Unaudited
Audited Unaudited   Unaudited  Unaudited
Audited
SA Rand million US Dollar million
The (loss) profit attributable to equity
shareholders has been adjusted
by the following to arrive at headline
(loss) earnings:
(Loss) profit attributable to equity
shareholders
(1,074)
(1,463)           50
(1,262)
(185)
(227)           22
(183)
Impairment of tangible assets (note 4)
2
255 – 300 – 38 – 44
Impairment of intangible assets
(note 4)
– 125 – 125 – 20 – 20
(Profit) loss on disposal of assets
(6)
(22)             2
(39)           (1)
(4)             –
(5)
Impairment of associate – 11 – 11 – 2 – 2
Taxation on items above – current
portion
4
4 – 2
1
1 – –
Taxation on items above – deferred
portion (note 5)
-
(64)             –
(79)             –
(10)             –
(12)
Net loss from discontinued operations
(note 9)
7
56 51 219
1
9 9 36
Headline (loss) earnings
(1,067)
(1,097)        103
(723)        (184)
(171)           31
(98)
Cents per share
(1)
Headline (loss) earnings
(403)
(414)         39
(273)          (69)
(65)           12
(37)
(1)
Calculated on the basic weighted average number of ordinary shares.
7.
Headline earnings adjusted for the effect of unrealised non-hedge derivatives, fair value gain (loss) on convertible bond and interest rate swaps
Quarter ended
Year
ended
Quarter ended
Year
ended
Mar
2006
Dec
2005
Mar
2005
Dec
2005
Mar
2006
Dec
2005
Mar
2005
Dec
2005
Unaudited Unaudited Unaudited   Unaudited   Unaudited  Unaudited   Unaudited   Unaudited
SA Rand million US Dollar million
Headline (loss) earnings (note 6)
(1,067)
(1,097)         103
(723)       (184)
(171)           31
(98)
Unrealised non-hedge derivatives
1,566
1,210 421 1,900
264
191 55 286
Deferred taxation on unrealised non-
hedge derivatives (note 5)
(202)
(133)          (58)        (128)          (33)
(21)            (9)          (21)
Fair value gain (loss) on convertible
bond
233
271 (115) 211
39
42 (19) 32
Fair value gain (loss) on interest rate
swap
– – 16 5 – – 3 1
Deferred tax on interest rate swap – – 2 – – – – –
Headline earnings before unrealised
non-hedge derivatives, fair value
gain (loss) on convertible bond
and interest rate swaps                             530
250 368 1,265

41 61 200
Rounding of figures may result in computational discrepancies.

Quarter ended
Year
ended
Quarter ended
Year
ended
Mar
2006
Dec
2005
Mar
2005
Dec
2005
Mar
2006
Dec
2005
Mar
2005
Dec
2005
Unaudited  Unaudited   Unaudited   Unaudited  Unaudited  Unaudited   Unaudited  Unaudited
SA Rand million US Dollar million
Cents per share
(1)
Headline earnings adjusted for the
effect of unrealised non-hedge
derivatives, fair value gain (loss)
on convertible bond and interest
rate swaps
200
94 139 478
32
15 23 76
(1)
Calculated on the basic weighted average number of ordinary shares.
(2)
Non-hedge derivatives in the income statement comprise the change in fair value of all non-hedge derivatives as follows:
-
Open positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the current reporting date; and
-
Settled positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the date of settlement.
Headline earnings adjusted for the effect of unrealised non-hedge derivatives, fair value gain (loss) on convertible bond and interest rate swaps, is intended to illustrate earnings after adjusting for:
-
The unrealised fair value change in contracts that are still open at the reporting date, as well as, the unwinding of the historic marked-to-market value of the positions settled in the period; and
-
Investment in hedge restructure transaction: During the hedge restructure in the quarter ended 31 December 2004 and the quarter ended 31 March 2005, $83m and $69m in cash was injected into the hedge book to increase the value of long-dated contracts. This investment in long-dated derivatives (all of which have not yet matured), for the purposes of the adjustment to earnings, will only be taken into account when the long-dated contracts are settled.
-
The unrealised fair value change on the option component of the convertible bond.
8.
Gross profit adjusted for the effect of unrealised non-hedge derivatives
Quarter ended
Year
ended
Quarter ended
Year
ended
Mar
2006
Dec
2005
Mar
2005
Dec
2005
Mar
2006
Dec
2005
Mar
2005
Dec
2005
Unaudited   Unaudited  Unaudited  Unaudited   Unaudited  Unaudited  Unaudited   Unaudited
SA Rand million US Dollar million
Reconciliation of gross (loss) profit to
gross profit adjusted for the effect
of unrealised non-hedge
derivatives:
Gross (loss) profit
(318)
(340) 255 1,088
(61)
(57) 57 183
Unrealised non-hedge derivatives
1,566
1,210 421 1,900
264
191 55 286
Gross profit adjusted for the effect
of unrealised non-hedge
derivatives
(1)
1,248
870 676 2,988
202
134 112 469
(1)
Non-hedge derivatives in the income statement comprise the change in fair value of all non-hedge derivatives as follows:
-
Open positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the current reporting date; and
-
Settled positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the date of settlement.
Gross profit adjusted for the effect of unrealised non-hedge derivatives, is intended to illustrate earnings after adjusting for:
-
The unrealised fair value change in contracts that are still open at the reporting date, as well as, the unwinding of the historic marked-to-market value of the positions settled in the period; and
-
Investment in hedge restructure transaction: During the hedge restructure in the quarter ended 31 December 2004 and the quarter ended 31 March 2005, $83m and $69m in cash was injected into the hedge book to increase the value of long-dated contracts. This investment in long-dated derivatives (all of which have not yet matured), for the purposes of the adjustment to earnings, will only be taken into account when the long-dated contracts are settled.
Rounding of figures may result in computational discrepancies.

9. Discontinued operations
The Ergo surface dump reclamation, which forms part of the South African operations, has been discontinued as the operation has reached the end of its useful life. The results of Ergo are presented below:
Quarter ended
Year
ended
Quarter ended
Year
ended
Mar
2006
Dec
2005
Mar
2005
Dec
2005
Mar
2006
Dec
2005
Mar
2005
Dec
2005
Unaudited   Unaudited   Unaudited
Audited Unaudited   Unaudited   Unaudited
Audited
SA Rand million
US Dollar million
Gold income
6
12
85
111
1
2
14
18
Retrenchment, rehabilitation and other
costs
(5)
(7)         (136)        (418)          (1)
(1)          (23)          (66)
Gross profit (loss)
1
5
(51)
(307)
–
1
(9)
(48)
Impairment loss reversed
–
–
–
115
–
–
–
17
Profit (loss) before taxation from
discontinued operations
1
5
(51)
(192)
–
1
(9)
(31)
Deferred taxation
(8)
(61)            –
(27)
(1)
(9)             –
(5)
Net loss attributable to discontinued
operations
(7)
(56)          (51)        (219)           (1)
(9)            (9)
(36)
10. Capital commitments
Mar
2006
Dec
2005
Mar
2005
Mar
2006
Dec
2005
Mar
2005
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
SA Rand million
US Dollar million
Orders placed and outstanding on
capital contracts at the prevailing
rate of exchange
2,101
1,182
1,108
341
186
178
Liquidity and capital resources:
To service the above capital commitments and other operational requirements, the group is dependant upon cash generated from the
South African operations, borrowing facilities, share capital issue and cash distributions from offshore operations.
Cash generated from the South African operations fund to a large extent the capital expenditure to maintain and expand those operations in South Africa. Consequently other funding requirements are serviced from borrowing facilities and offshore distributions which are subject to market and other risks. The credit facilities and other financing arrangements contain financial covenants and other similar undertakings.
The distributions from offshore operations are subject to foreign investment and exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition offshore distributions from joint venture partners are subject to consent and co-operation from those joint venture partners.
The group’s current covenant performance, cash and liquidity funds from the various resources available are within the required limits which will meet its obligations and capital commitments.
Rounding of figures may result in computational discrepancies.

11. Shares
Quarter ended
Year ended
March
2006
Dec
2005
Mar
2005
Dec
2005
Unaudited          Unaudited         Unaudited
Audited
Authorised:
Ordinary shares of 25 SA cents each
400,000,000
400,000,000   400,000,000    400,000,000
A redeemable preference shares of 50 SA cents each
2,000,000
2,000,000       2,000,000        2,000,000
B redeemable preference shares of 1 SA cent each
5,000,000
5,000,000       5,000,000        5,000,000
Issued and fully-paid:
Ordinary shares in issue
265,117,213
264,938,432   264,527,794    264,938,432
A redeemable preference shares
2,000,000
2,000,000       2,000,000        2,000,000
B redeemable preference shares
778,896
778,896          778,896           778,896
Weighted average number of ordinary shares for the period
Basic ordinary shares
265,064,368
264,851,516   264,488,624   264,635,634
Diluted number of ordinary shares
265,574,084
265,416,952   265,024,329   265,236,949
During the quarter, 178,781 ordinary shares were allotted in terms of the AngloGold Share Incentive Scheme. All the preference shares are held by a wholly-owned subsidiary company.
12.
Share capital and premium
As at
Mar
2006
As at
Dec
2005
As at
Mar
2005
As at
Mar
2006
As at
Dec
2005
As at
Mar
2005
Unaudited           Audited
Unaudited
Unaudited         Audited
Unaudited
SA Rand million US Dollar million
Balance at beginning of period
19,047
18,987 18,987
3,002
3,364          3,364
Ordinary shares issued
23
60 8
4
9 1
Translation
–
– –
85
(371) (312)
Balance at end of period
19,070
19,047 18,995
3,091
3,002 3,053
Rounding of figures may result in computational discrepancies.

13.
Retained earnings and other reserves
Retained
Earnings
Non-
distributable
reserves
Foreign
currency
translation
reserve
Actuarial
gains
(losses)
Other
Comprehen-
sive
income
Total
SA Rand million
Balance at December 2004
3,379                    138 (3,552) (122) (1,040) (1,197)
Actuarial gains and losses recognised (2) (2)
Profit attributable to equity shareholders 50 50
Dividends (477) (477)
Net loss on cash flow hedges removed
from equity and reported in income
96                  96
Net loss on cash flow hedges (57)                (57)
Deferred taxation on cash flow hedges 49 49
Loss on available for sale financial
assets
(16)                (16)
Translation 1,473 (112) 1,361
Balance at March 2005 (restated)
2,952
138
(2,079)
(124)
(1,080)
(193)
Balance at December 2005
1,191                    138 (1,910) (227) (1,655) (2,463)
Loss attributable to equity shareholders (1,074) (1,074)
Dividends (164) (164)
Net loss on cash flow hedges removed
from equity and reported in income
191                191
Net loss on cash flow hedges (738)              (738)
Deferred taxation on cash flow hedges 151                151
Gain on available for sale financial
assets
15                 15
Translation (554) 36 (518)
Balance at March 2006
(47)
138
(2,464)
(227)
(2,000)
(4,600)
US Dollar million
Balance at December 2004
286                     24 (317) (22) (184) (213)
Profit attributable to equity shareholders 22 22
Dividends (80) (80)
Net loss on cash flow hedges removed
from equity and reported in income
15                  15
Net loss on cash flow hedges (9) (9)
Deferred taxation on cash flow hedges 7 7
Loss on available for sale financial
assets
(3)                  (3)
Translation (2) 230 2 -                230
Balance at March 2005 (restated)
228
22
(87)
(20)
(174)
(31)
Balance at December 2005
(46)                      22 (67) (36) (261) (388)
Loss attributable to equity shareholders (185) (185)
Dividends (26) (26)
Net loss on cash flow hedges removed
from equity and reported in income
31                  31
Net loss on cash flow hedges (120)              (120)
Deferred taxation on cash flow hedges 26 26
Gain on available for sale financial
assets
3 3
Translation (82) (1) (3)                (86)
Balance at March 2006
(257)
22
(149)
(37)
(324)
(745)
Rounding of figures may result in computational discrepancies.

14.         Minority interests
As at
As at
As at
As at
As at
As at
Mar
2006
Dec
2005
Mar
2005
Mar
2006
Dec
2005
Mar
2005
Unaudited
Audited        Unaudited          Unaudited
Audited         Unaudited
SA Rand million
US Dollar million
Balance at beginning of year
374
327
327
59
58
58
Attributable profit
40
146
26
6
23
4
Dividends paid
(18)
(125)               (12)
(3)
(20)                  (2)
Net loss on cash flow hedges
removed from equity and
reported in income
2
4
1
–
1
-
Net loss on cash flow hedges
(7)
(9)
–
(1)
(2)
-
Translation
(7)
31
25
1
(1)                  (1)
Balance at end of period
384
374
367
62
59
59
15.        Exchange rates
Mar
2006
Dec
2005
Mar
2005
Unaudited
Audited
Unaudited
Rand/US dollar average for the period
6.15                     6.37                    6.01
Rand/US dollar average for the quarter
6.15                     6.53                    6.01
Rand/US dollar closing
6.17                     6.35                    6.22
Rand/Australian dollar average for the period
4.55                     4.85                    4.67
Rand/Australian dollar average for the quarter
4.55                     4.86                    4.67
Rand/Australian dollar closing
4.39                     4.65                    4.81
16.
Contingent liabilities
AngloGold Ashanti’s contingent liabilities at 31 March 2006, are detailed below:
Water pumping cost – South Africa – The South African Department of Water Affairs and Forestry issued a directive on 1 November 2005 ordering the four mining groups, Simmer and Jack Investments (Proprietary)
Limited, Simmer and Jack Mines Limited (collectively known as Simmers who have purchased Buffelsfontein shafts from DRDGold Limited), Harmony Gold Mining Company Limited, AngloGold Ashanti and Stilfontein Gold
Mining Company to share equally, the costs of pumping water at Stilfontein’s Margaret Shaft. This follows an interdict application made by AngloGold Ashanti in response to DRDGold’s threat to cease funding the pumping of water at the Margaret and Buffelsfontein shafts, after placing Buffelsfontein, its subsidiary that operated the
North West operations, into liquidation on 22 March 2005. Simmers have purchased the Buffelsfontein shafts from DRDGold and have assumed the water management liabilities associated with the Buffelsfontein shafts.
The directive also orders the mining companies to submit an agreement and a joint proposal towards the long-
term sustainable management of water arising from the mining activities in the area. AngloGold Ashanti believes that it is not liable to fund these pumping costs but cannot provide any assurances regarding the ultimate result until the matter has been settled.
Groundwater pollution – South Africa – AngloGold Ashanti has identified a number of groundwater pollution sites at its current operations in South Africa, and has investigated a number of different technologies and methodologies that could possibly be used to remediate the pollution plumes. The viability of the suggested remediation techniques in the local geological formation in South Africa is however unknown. No sites have been remediated and present research and development work is focused on several pilot projects to find a solution that will in fact yield satisfactory results in South African conditions. Subject to the technology being developed as a remediation technique, no reliable estimate can be made for the obligation.
Rounding of figures may result in computational discrepancies

Retrenchment costs – South Africa – Following the decision to discontinue operations at Ergo in 2005, employees surplus to requirements have been terminated and retrenchment packages settled. Ergo continues to retain various staff members to complete the discontinuance and the attendant environmental obligations which are expected to be completed by 2012. The retained employees may resign, be transferred within the Group, attain retirement age or be retrenched as their current position is made redundant. AngloGold Ashanti is currently unable to determine the effect, if any, of any potential retrenchment costs.
Re-export arrangements of artifacts – South Africa – AngloGold Ashanti has undertaken to re-export certain gold artifacts, temporarily imported into South Africa, for which custom and value added tax was waived to the amount of $5m.
Provision of surety – South Africa – AngloGold Ashanti has provided sureties in favour of a lender on a Gold loan facility with its affiliate Oro Africa (Pty) Ltd and one of its subsidiaries to a maximum value of R100m ($16m). The suretyship agreements have a termination notice period of 90 days.
Sales tax on gold deliveries – Brazil – Mineração Serra Grande S.A., the operator of the Crixas mine in Brazil, has received assessments from the State of Goias Tax Inspection related to payments of sales taxes on gold deliveries for export. The Serra Grande Joint Venture is co-owned with Kinross Gold Corporation. The company manages the operation and its attributable share of the assessment is approximately $29 million. The company believes the assessments are in violation of Federal legislation on sales taxes and that there is a remote chance of success for the State of Goias. The assessment has been appealed.
Litigation with mining contractor and non-payment of receivable – Ghana
•         A group of employees of Mining and Building Contractors (MBC), the Obuasi underground developer, are claiming to be employees of the group. If successful, there is a risk of some employees claiming rights to share options;
•        Bayswater Construction and Mining Limited (BCM) have instituted court proceedings against the Bibiani mine (AGBL), claiming $5m pertaining to a contractual dispute. This matter is currently stayed on technical grounds to the effect that the litigation cannot commence until arbitration has been concluded. A provision of $2m has been made;
•        BCM has instituted a claim against the Bibiani mine relating to a wall slip to which BCM considered that they had an exclusive right under their contract to repair. AGBL awarded the repair to a third party. The potential liability amounts to $1m.
Capital cost of water pipelines and electricity supply – Namibia – A potential liability of $1m exists at Navachab in
Namibia to pay the outstanding capital cost of the water pipeline and electricity supply in the event of mine closure prior to 2019.
17.
Concentration of risk
There is a concentration of risk in respect of reimbursable value added tax and fuel duties from the Malian government:
•     Reimbursable value added tax due from the Malian government, for the company amount to an attributable
$27m at 31 March 2006 (31 December 2005: attributable $25m). The last audited value added tax return was for the period ended 30 June 2005 and at that date an attributable $12m was still outstanding and an attributable $6m is still subject to audit. The accounting processes for the unaudited amount are in accordance with the processes advised by the Malian government in terms of the previous audits.
•     Reimbursable fuel duties from the Malian government, for the company amount to an attributable $14m at
31 March 2006 (31 December 2005: attributable $13m). Fuel duties are required to be submitted before
31 January of the following year and are subject to authorisation by firstly the Department of Mining and secondly the Custom and Excise authorities.
The Customs and Excise authorities have approved an
attributable $7m which is still outstanding, whilst an attributable $6m is still subject to authorisation. The accounting processes for the unauthorised amount are in accordance with the processes advised by the
Malian government in terms of the previous authorisations.
The government of Mali is a shareholder in all the Malian entities and has promised to provide a repayment plan for the amounts due.
Rounding of figures may result in computational discrepancies

18.       Attributable interest
Although AngloGold Ashanti holds a 66.7% interest in Cripple Creek & Victor Gold Mining Company Limited, it is
currently entitled to receive 100% of the cash flows from the operation until the loan, extended to the joint venture by AngloGold Ashanti USA Inc., is repaid.
19.       Borrowings
AngloGold Ashanti's borrowings are interest bearing.
20.       Announcements
On 10 February 2006, AngloGold Ashanti announced the appointment of Reginald Bannerman to the board of directors.
On 27 February 2006, AngloGold Ashanti announced that it had signed an agreement with Dynasty Gold
Corporation, a Vancouver-based exploration company with projects in China, to acquire an effective 8.7% stake in the company through a $2m private placement in shares and warrants. The investment will be used to fund further exploration of the Red Valley and Wild Horse projects, both located in the prospective Quilian metallogenic belt.
On 15 March 2006, AngloGold Ashanti announced that it had posted to its shareholders, the company’s annual report for the year ended 31 December 2005 and notice of the annual general meeting.
On 24 March 2006, AngloGold Ashanti posted to its shareholders, a circular detailing ordinary resolutions to be voted on at a general meeting, together with notice of such meeting. The general meeting which was held on
10 April 2006, at which the ordinary resolutions were passed with the requisite majority, provides authority to the directors to allot sufficient ordinary shares of the company to allow it to raise $500m before expenses but after underwriters’ fees in a private offering. On 10 April 2006, AngloGold Ashanti announced that its offering of
9,970,732 ordinary shares had been priced at $51.25 per ADS and R315.19 per ordinary share.
21.       Dividend
Final dividend No. 99 of 62 South African cents or 5.7949 UK pence or 920.018 cedis per share was paid to registered shareholders on 10 March 2006, while a dividend of 2.74784 Australian cents per CHESS Depositary
Interest (CDI) was paid on the same day. On 13 March 2006, a dividend of 9.20018 cedis per Ghanaian
Depositary Share (GhDS) was paid to holders thereof. Each CDI represents one-fifth of an ordinary share, and
100 GhDSs represents one ordinary share. A dividend was paid to holders of American Depositary Receipts
(ADRs) on 20 March 2006 at a rate of 9.865 US cents per American Depositary Share (ADS). Each ADS represents one ordinary share.
By order of the Board
R P EDEY
R M GODSELL
Chairman Chief Executive Officer
4 May 2006

Non-GAAP disclosure
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March December
March
December
March December
March
December
2006
2005
2005
2005
2006
2005
2005
2005
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
A Price received
Gold income per income statement
4,246
4,337 3,858 16,750
690
665 642 2,629
Adjusted for minority interests
(162)
(165) (122) (566)
(26)
(25) (21) (89)
4,084
4,173 3,736 16,184
663
640 621 2,540
Realised non-hedge derivatives
466
462 233 951
76
71 38 151
4,550
4,634 3,969 17,135
739
711 659 2,691
Attributable gold sold - kg / - oz (000)
42,164
46,445 48,313 190,767
1,356
1,493 1,553 6,133
Revenue price per unit - R/kg / -$/oz
107,903
99,780 82,152 89,819
545
476 424 439
B Total costs
Total cash costs (note 3)
2,572
2,792 2,750 11,240
419
428 458 1,768
Adjusted for minority interests and
non-gold producing companies

(38)
(80) (76) (219)
(6)
(12) (13) (35)
Total cash costs
2,534
2,712 2,674 11,021
413
415 445 1,733
Retrenchment costs (note 3)
12
62 14 168
2
9 2 26
Rehabilitation and other non-cash costs (note 3)
39
207 45 368
6
31 7 57
Amortisation of tangible assets (note 3)
859
900 732 3,203
140
138 122 503
Amortisation of intangible assets (note 3)
3
3 3 13
-
- - 2
Adjusted for minority interests and
 non-gold producing companies

(27)
(34) (20) (102)
(4)
(5) (2) (16)
Total production costs
3,420
3,850 3,448 14,671
557
590 574 2,305
Gold produced - kg / - oz (000)
41,667
46,460 48,808 191,783
1,340
1,494 1,569 6,166
Total cash cost per unit - R/kg / -$/oz
60,815
58,367 54,778 57,465
308
278 284 281
Total production cost per unit - R/kg / -$/oz
82,079
82,873 70,639 76,495
416
395 366 374
C Non-hedge derivative loss is summarised as follows:
Realised non-hedge derivative gain
466
462 232 951
76
71 39 151
Unrealised non-hedge derivative loss
(1,566)
(1,210) (421) (1,900)
(264)
(191) (55) (286)
Non-hedge derivative loss per income statement
(1,100)
(748) (188) (949)
(188)
(120)
(17)
(135)
D Cash gross profit
Gross profit adjusted for the effect of
unrealised non-hedge derivatives (note 8)
1,248
870 676 2,988
202
134 112 469
Amortisation of tangible assets (note 3)
859
900 732 3,203
140
138 122 503
Amortisation of intangible assets (note 3)
3
3 3 13
-
- - 2
Non-cash revenues
(2)
(39) (25) (130)
-
(6) (4) (20)
2,108
1,735 1,385 6,074
342
267 230 954
E
Net asset value - cents per share
Total equity per balance sheet
14,854
16,958 19,169 16,958
2,408
2,673 3,081 2,673
Number of ordinary shares in issue (note 11)
265
265 265 265
265
265 265 265
Net asset value - cents per share
5,603
6,401 7,246 6,401
908
1,009 1,165 1,009
Rounding of figures may result in computational discrepancies.
SA Rand / Metric
US Dollar / Imperial

Development
Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.
Statistics are shown in metric units
Advanced
Sampled
metres
Sampled
Ave. channel
gold
uranium
(total)
metres
width (cm)
Ave. g/t
Ave. cm.g/t
Ave. kg/t
Ave. cm.kg/t
VAAL RIVER
Great Noligwa Mine
Vaal reef
3,392 616 120.0 30.58 3,669 0.98 117.01
Kopanang Mine
Vaal reef
5,782 606 21.0 115.00 2,415 9.35 196.45
Tau Lekoa Mine
Ventersdorp Contact reef
2,018 622 128.4 7.04 904 - -
Moab Khotsong Mine
Vaal reef
4,394 154 120.7 13.56 1,637 1.33 161.00
WEST WITS
Tau Tona Mine
Ventersdorp Contact reef
205 - - - - - -
Carbon Leader reef 1,106 - - - - - -
Savuka Mine
Ventersdorp Contact reef
- - - - - - -
Carbon Leader reef 15 - - - - - -
Mponeng Mine
Ventersdorp Contact reef
3,510 512 66.4 29.88 1,984 - -
AUSTRALIA
Sunrise Dam
364 364 - 8.14 - - -
BRAZIL
AngloGold Ashanti Mineração
Mina de Cuiabá
1,137 525 8.4 - - - -
Córrego do Sitio 302 193 5.3 - - - -
Lamego 418 203 4.8 - - - -
Serra Grande
Mina III
1,112 106 5.1 - - - -
Mina Nova 30 - - - - - -
GHANA
Obuasi
6,466 1,888 440.0* 9.41 - - -
Statistics are shown in imperial units
Advance
Sampled
feet
Sampled
Ave. channel
gold
uranium
(total)
feet
width (inches)
Ave. oz/t
Ave. ft.oz/t
Ave. lb/t
Ave. ft.lb/t
VAAL RIVER
Great Noligwa Mine
Vaal reef
11,129 2,021 47.24 0.89 3.50 1.96 7.72
Kopanang Mine
Vaal reef
18,969 1,988 8.27 3.35 2.31 18.70 12.89
Tau Lekoa Mine
Ventersdorp Contact reef
6,620 2,041 50.55 0.21 0.88 - -
Moab Khotsong Mine
Vaal reef
14,415 505 47.52 0.40 1.58 2.66 10.53
WEST WITS
Tau Tona Mine
Ventersdorp Contact reef
673 - - - - - -
Carbon Leader reef 3,630 - - - - - -
Savuka Mine
Ventersdorp Contact reef
- - - - - - -
Carbon Leader reef 49 - - - - - -
Mponeng Mine
Ventersdorp Contact reef
11,514 1,680 26.14 0.87 1.90 - -
AUSTRALIA
Sunrise Dam
1,194 1,194 - 0.24 - - -
BRAZIL
AngloGold Ashanti Mineração
Mina de Cuiabá
3,729 1,721 3.31 - - - -
Córrego do Sitio 990 635 2.09 - - - -
Lamego 1,370 666 1.89 - - - -
Serra Grande
Mina III
3,650 349 2.01 - - - -
Mina Nova 99 - - - - - -
GHANA
Obuasi
21,213 6,195 181.1* 0.27 - - -
* Average ore body width
Quarter ended March 2006

Segmental reporting
for the quarter ended 31 March 2006
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2006
2005
2005
2005
2006
2005
2005
2005
Unaudited
Unaudited
Unaudited
Audited
Unaudited
Unaudited
Unaudited
Audited
SA Rand million
US Dollar million
Gold income
South Africa
1,931
1,926 1,646 7,359
314
295 274 1,153
Argentina
168
173 151 617
27
26 25 97
Australia
309
287 337 1,349
50
44 56 213
Brazil
304
312 247 1,094
49
48 41 172
Ghana
453
516 410 1,821
73
79 68 286
Guinea
188
206 119 759
30
32 20 118
Mali
445
435 333 1,508
72
67 55 236
Namibia
74
71 53 230
12
11 9 36
Tanzania
246
266 407 1,352
40
41 68 214
USA
129
147 155 661
21
23 26 104
4,246
4,337 3,858 16,750
690
665 642 2,629
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2006
2005
2005
2005
2006
2005
2005
2005
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
SA Rand million
US Dollar million
Gross profit (loss) adjusted
for the effect of unrealised
non-hedge derivatives
South Africa
623
548 213 1,480
101
84 35 230
Argentina
55
61 60 203
9
9 10 32
Australia
133
44 80 288
22
7 13 46
Brazil
134
147 136 543
22
23 23 86
Ghana
35
(107) 8 (191)
5
(16) 1 (29)
Guinea
29
6 15 98
5
1 2 15
Mali
179
137 97 443
30
21 16 69
Namibia
33
46 1 64
5
7 - 10
Tanzania
15
43 65 49
2
7 10 9
USA
10
23 41 107
2
4 7 17
Other
2
(78) (40) (96)
-
(13) (5) (16)
1,248
870 676 2,988
202
134 112 469
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2006
2005
2005
2005
2006
2005
2005
2005
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
SA Rand million
US Dollar million
Cash gross profit (loss)
1
South Africa
981
910 455 2,562
159
138 76 399
Argentina
100
96 96 354
16
15 16 56
Australia
175
90 135 494
28
14 22 78
Brazil
169
187 164 687
28
29 27 108
Ghana
181
19 106 249
29
3 18 40
Guinea
84
68 27 258
14
10 4 40
Mali
232
209 165 732
38
32 27 115
Namibia
42
74 6 110
7
12 1 17
Tanzania
65
51 154 289
10
8 25 47
USA
61
87 98 363
10
13 16 57
Other
18
(56) (21) (24)
3
(7) (2) (3)
2,108
1,735 1,385 6,074
342
267 230 954
1
Gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives plus amortisation of tangible and intangible assets, less non-cash revenues.
Rounding of figures may result in computational discrepancies.
Based on risks and returns the directors consider that the primary reporting format is by business segment. The directors consider that there is only one business segment being mining, extraction and production of gold. Therefore the disclosures for the primary segment have already been given in the abbreviated financial statements. The secondary reporting format is by geographical analysis by origin.

Segmental reporting (continued)
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2006
2005
2005
2005
2006
2005
2005
2005
Unaudited
Unaudited
Unaudited
Audited
Unaudited
Unaudited
Unaudited
Audited
Gold production
South Africa
18,963
20,818 20,732 83,223
610
669 666 2,676
Argentina
1,632
1,577 1,779 6,564
52
51 57 211
Australia
2,821
2,866 4,064 14,139
91
92 131 455
Brazil
2,263
2,808 2,528 10,756
73
90 81 346
Ghana
4,896
5,256 5,313 21,170
157
169 171 680
Guinea
1,776
1,936 1,345 7,674
57
62 43 246
Mali
4,028
4,112 3,980 16,421
130
132 128 528
Namibia
678
696 596 2,510
22
22 19 81
Tanzania
2,626
3,730 5,963 19,074
84
120 192 613
USA
1,984
2,659 2,508 10,252
64
85 81 330
41,667
46,460 48,808 191,783
1,340
1,494 1,569 6,166
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2006
2005
2005
2005
2006
2005
2005
2005
Unaudited
Unaudited
Unaudited
Audited
Unaudited
Unaudited
Unaudited
Audited
SA Rand million
US Dollar million
Capital expenditure
South Africa
407
651 482 2,208
66
100 80 347
Argentina
45
21 23 98
7
3 4 15
Australia
60
69 46 244
10
11 7 38
Brazil
220
204 64 544
36
32 11 85
Ghana
106
208 94 574
17
32 16 90
Guinea
29
21 95 229
5
3 16 36
Mali
6
14 24 75
1
2 4 12
Namibia
5
12 5 33
1
2 1 5
Tanzania
52
45 17 496
8
6 3 78
USA
27
16 9 53
4
3 2 8
Other
4
22 5 46
1
3 - 8
961
1,283 864 4,600
156
197 144 722
As at
As at
As at
As at
As at
As at
As at
March
December
March
March
December
March
December
2006
2005
2005
2006
2005
2005
2005
Unaudited
Audited
Unaudited
Unaudited
Audited
Unaudited
Audited
SA Rand million
Total assets
South Africa
15,546
15,554 14,506
2,520
2,451 2,331
2,451
Argentina
1,676
1,635 2,115
272
258 340
258
Australia
4,824
4,738 4,389
782
747 705
747
Brazil
2,767
2,449 2,048
449
386 329
386
Ghana
11,130
11,419 11,403
1,804
1,800 1,832
1,800
Guinea
1,729
1,735 1,699
280
273 273
273
Mali
1,984
2,007 2,041
322
316 328
316
Namibia
329
289 214
53
46 34
46
Tanzania
7,810
7,924 6,682
1,266
1,249 1,073
1,249
USA
2,682
2,734 2,752
435
431 442
431
Other
2,337
2,138 1,825
378
337 296
337
52,814
52,622 49,674
8,561
8,294 7,983
8,294
Rounding of figures may result in computational discrepancies
US Dollar million
kg
oz (000)

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2006
2005
2005
2005
2006
2005
2005
2005
SA Rand / US Dollar
Capital expenditure - Rm
Capital expenditure - $m
SOUTH AFRICA
407
651
482
2,208
66
100
80
347
Vaal River
Great Noligwa Mine
52 124 55 275 9 19 9 43
Kopanang Mine 56 69 64 264 9 11 11 41
Tau Lekoa Mine 20 24 31 93 3 4 5 15
Surface Operations 13 66 11 170 2 10 2 27
Moab Khotsong 112 142 137 600 18 22 23 94
West Wits
Mponeng Mine
64 81 75 301 10 12 12 47
Savuka Mine - 2 14 38 - - 2 6
TauTona Mine 90 143 95 468 15 22 16 74
ARGENTINA
45
21
23
98
7
3
4
15
Cerro Vanguardia - Attributable 92.50%
42 20 21 90 7 3 3 14
Minorities and exploration 3 1 2 8 - - 1 1
AUSTRALIA
60
69
46
244
10
11
7
38
Sunrise Dam 39 60 41 214 6 9 7 34
Exploration 21 9 5 30 4 2 - 4
BRAZIL
220
204
64
544
36
32
11
85
AngloGold Ashanti Mineração 196 180 45 459 32 28 8 71
Serra Grande - Attributable 50% 11 12 9 42 2 2 1 7
Minorities and exploration 13 12 10 43 2 2 2 7
GHANA
106
208
94
574
17
32
16
90
Bibiani 1 4 12 44 - 1 2 7
Iduapriem - Attributable 85% 1 8 2 23 - 1 - 4
Obuasi 101 193 77 495 16 30 13 78
Minorities and exploration 3 3 3 12 1 - 1 1
GUINEA
29
21
95
229
5
3
16
36
Siguiri - Attributable 85% 25 18 80 194 4 3 13 31
Minorities and exploration 4 3 15 35 1 - 3 5
MALI
6
14
24
75
1
2
4
12
Morila - Attributable 40% 2 6 4 11 - 1 1 2
Sadiola - Attributable 38% 4 8 14 48 1 1 2 7
Yatela - Attributable 40% - 1 6 15 - - 1 2
NAMIBIA
5
12
5
33
1
2
1
5
Navachab 5 12 5 33 1 2 1 5
TANZANIA
52
45
17
496
8
6
3
78
Geita 52 45 17 496 8 6 3 78
USA
27
16
9
53
4
3
2
8
Cripple Creek & Victor J.V. 27 16 9 53 4 3 2 8
Minorities and exploration - - - - - - - -
OTHER
4
22
5
46
1
3
-
8
ANGLOGOLD ASHANTI
961
1,283
864
4,600
156
197

722
Rounding of figures may result in computational discrepancies.

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2006
2005
2005
2005
2006
2005
2005
2005
Metric
Yield - g/t
Gold produced - kg
SOUTH AFRICA
18,963
20,818
20,732
83,223
Vaal River
Great Noligwa Mine
8.57
8.54
10.23
9.30
5,013
5,274
5,598
21,547
Kopanang Mine
6.83
7.27
7.49
7.38
3,220
3,664
3,737
14,993
Tau Lekoa Mine
3.57
3.52
3.98
3.96
1,438
1,904
2,029
8,253
Surface Operations
0.45
0.55
0.46
0.51
663
800
730
2,952
Moab Khotsong
7.14
-
-
-
292
-
-
-
West Wits
Mponeng Mine
9.83
9.77
8.31
9.15
4,269
4,436
3,571
15,921
Savuka Mine
7.76
9.68
5.44
6.80
653
770
1,000
3,930
TauTona Mine
2
9.24
8.90
10.31
9.62
3,413
3,970
4,067
15,627
ARGENTINA
1,632
1,577
1,779
6,564
Cerro Vanguardia - Attributable 92.50%
7.95
7.49
8.15
7.70
1,632
1,577
1,779
6,564
AUSTRALIA
2,821
2,866
4,064
14,139
Sunrise Dam
3
2.86
2.69
4.60
3.68
2,821
2,866
4,064
14,139
BRAZIL
2,263
2,808
2,528
10,756
AngloGold Ashanti Mineração
2
8.01
7.16
7.96
7.27
1,513
2,068
1,776
7,763
Serra Grande - Attributable 50%
7.58
7.67
8.01
7.93
750
741
752
2,993
GHANA
4,896
5,256
5,313
21,170
Bibiani
5
0.79
-
-
-
476
768
1,020
3,578
Iduapriem
3
- Attributable 85%
1.74
1.63
1.80
1.71
1,351
1,381
1,442
5,422
Obuasi
2
4.58
4.87
4.80
4.77
3,069
3,107
2,851
12,169
GUINEA
1,776
1,936
1,345
7,674
Siguiri
3
- Attributable 85%
1.01
1.12
-
1.21
1,776
1,936
1,345
7,674
MALI
4,028
4,112
3,980
16,421
Morila - Attributable 40%
4.03
4.80
6.05
5.41
1,689
1,817
2,075
8,139
Sadiola - Attributable 38%
3.11
2.63
2.65
2.73
1,316
1,323
1,188
5,223
Yatela
4
- Attributable 40%
4.53
3.73
2.61
2.99
1,023
972
717
3,060
NAMIBIA
678
696
596
2,510
Navachab
2.15
2.30
1.94
2.05
678
696
596
2,510
TANZANIA
2,626
3,730
5,963
19,074
Geita
2.34
2.41
4.15
3.14
2,626
3,730
5,963
19,074
USA
1,984
2,659
2,508
10,252
Cripple Creek & Victor J.V.
4
0.50
0.62
0.64
0.62
1,984
2,659
2,508
10,252
ANGLOGOLD ASHANTI
41,667
46,460
48,808
191,783
Underground Operations
7.12
7.23
7.35
7.31
23,055
25,412
24,884
100,858
Surface and Dump Reclamation
0.55
0.57
0.47
0.52
1,517
1,161
986
4,228
Open-pit Operations
2.25
2.21
3.60
2.74
13,726
15,767
18,220
69,871
Heap leach Operations
1
0.81
0.87
0.87
0.83
3,369
4,119
4,718
16,826
41,667
46,460
48,808
191,783
1
The yield is calculated on gold placed into leach pad inventory / tonnes placed on to leach pad.
3
The yield of Sunrise Dam, Iduapriem and Siguiri represents open-pit operations.
2
The yield of TauTona, AngloGold Ashanti Mineração and Obuasi represents
4
Yatela and Cripple Creek & Victor Joint Venture operations yield reflects gold underground operations. placed/tonnes placed.
5
The yield of Bibiani represents surface and dump reclamation
Rounding of figures may result in computational discrepancies.

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2006
2005
2005
2005
2006
2005
2005
2005
Metric
Productivity per employee - g
Gold sold - kg
SOUTH AFRICA
244
266
240
252
18,886
20,800
20,717
83,212
Vaal River
Great Noligwa Mine
258 265 272 266 4,983 5,270 5,595 21,544
Kopanang Mine 211 239 229 240 3,201 3,662 3,735 14,991
Tau Lekoa Mine 139 156 168 168 1,431 1,902 2,028 8,252
Surface Operations 892 956 678 791 659 799 730 2,951
Moab Khotsong 89 - - - 290 - - -
West Wits
Mponeng Mine
311 318 251 283 4,261 4,433 3,567 15,919
Savuka Mine 212 215 118 146 652 770 999 3,931
TauTona Mine 285 318 296 310 3,408 3,965 4,063 15,624
ARGENTINA
935
924
815
900
1,566
1,596
1,743
6,422
Cerro Vanguardia - Attributable 92.50% 935 924 815 900 1,566 1,596 1,743 6,422
AUSTRALIA
2,112
2,229
3,378
2,776
2,824
2,856
4,053
14,123
Sunrise Dam 2,445 2,552 3,812 3,143 2,824 2,856 4,053 14,123
BRAZIL
542
726
663
692
2,558
2,782
2,502
10,347
AngloGold Ashanti Mineração 443 664 579 618 1,813 2,037 1,751 7,445
Serra Grande - Attributable 50% 988 982 1,007 999 745 745 751 2,902
GHANA
284
233
223
227
4,875
5,532
5,120
21,172
Bibiani 944 968 781 780 476 768 1,020 3,578
Iduapriem - Attributable 85% 650 648 681 635 1,351 1,515 1,279 5,423
Obuasi 209 158 140 152 3,048 3,248 2,821 12,171
GUINEA
474
534
489
592
1,776
1,936
1,345
7,674
Siguiri - Attributable 85% 474 534 489 592 1,776 1,936 1,345 7,674
MALI
1,702
1,731
2,000
1,946
4,039
4,284
4,014
16,450
Morila - Attributable 40% 1,944 2,051 3,766 3,097 1,640 1,916 2,040 8,148
Sadiola - Attributable 38% 1,567 1,629 1,702 1,719 1,313 1,370 1,202 5,250
Yatela - Attributable 40% 1,555 1,434 967 1,103 1,086 997 772 3,052
NAMIBIA
698
758
606
664
680
698
636
2,512
Navachab 698 758 606 664 680 698 636 2,512
TANZANIA
597
920
1,545
1,195
2,929
3,398
5,691
18,701
Geita 597 920 1,545 1,195 2,929 3,398 5,691 18,701
USA
2,082
2,878
2,714
2,728
2,031
2,563
2,492
10,154
Cripple Creek & Victor J.V. 2,082 2,878 2,714 2,728 2,031 2,563 2,492 10,154
ANGLOGOLD ASHANTI
353
371
381
376
42,164
46,445
48,313
190,767
Rounding of figures may result in computational discrepancies.

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2006
2005
2005
2005
2006
2005
2005
2005
SA Rand / Metric
Total cash costs - R/kg
Total production costs - R/kg
SOUTH AFRICA
61,747
56,198
61,859
59,343
81,548
76,024
75,408
75,434
Vaal River
Great Noligwa Mine
52,022 50,311 53,491 53,868 68,183 73,628 62,429 67,024
Kopanang Mine 64,220 55,227 59,318 56,427 78,703 70,300 69,864 69,594
Tau Lekoa Mine 102,270 92,559 83,401 83,885 133,024 119,704 103,281 103,932
Surface Operations 64,402 51,135 61,450 58,636 74,449 51,135 61,450 58,636
Moab Khotsong 167,406 - - - 259,751 - - -
West Wits
Mponeng Mine
51,487 51,902 63,457 57,084 70,752 64,155 80,469 74,309
Savuka Mine 71,772 62,419 107,171 87,200 77,581 87,574 122,173 105,194
TauTona Mine 57,978 52,087 52,492 52,158 82,566 79,572 71,026 74,418
ARGENTINA
37,385
37,261
27,849
35,698
62,749
58,910
46,596
57,543
Cerro Vanguardia - Attributable 92.50% 36,822 36,290 27,280 35,035 62,059 57,810 45,919 56,756
AUSTRALIA
58,469
52,105
55,813
56,904
76,338
95,049
70,887
78,313
Sunrise Dam 55,561 48,903 53,857 54,924 71,187 81,376 68,751 74,065
BRAZIL
41,469
42,781
31,854
37,709
54,149
54,081
41,194
49,123
AngloGold Ashanti Mineração 37,132 39,945 28,425 34,619 50,539 50,386 38,169 46,446
Serra Grande - Attributable 50% 36,951 36,418 28,483 32,414 47,423 49,378 36,143 42,027
GHANA
68,345
76,525
63,393
69,504
99,228
113,316
86,182
97,018
Bibiani 55,531 69,913 55,841 62,273 85,933 128,268 83,860 98,650
Iduapriem - Attributable 85% 71,477 83,222 55,716 71,330 96,068 107,588 75,043 92,403
Obuasi 68,952 75,184 69,979 70,817 102,679 112,164 92,649 98,595
GUINEA
74,884
72,822
76,360
62,009
103,639
106,570
92,084
85,331
Siguiri - Attributable 85% 74,884 72,822 76,360 62,009 103,639 106,570 92,084 85,331
MALI
48,284
49,504
41,706
45,135
63,800
67,484
59,268
63,108
Morila - Attributable 40% 51,820 47,734 33,432 39,083 70,132 70,011 49,458 60,147
Sadiola - Attributable 38% 53,584 59,678 54,634 54,377 65,638 72,230 73,458 68,784
Yatela - Attributable 40% 43,910 43,556 54,180 53,754 59,183 60,795 73,966 69,469
NAMIBIA
44,795
54,386
79,780
65,300
59,018
33,958
88,903
66,354
Navachab 44,795 54,386 79,780 65,300 59,018 33,958 88,903 66,354
TANZANIA
72,557
68,370
41,204
61,182
92,656
100,414
56,421
79,377
Geita 72,557 68,370 41,204 61,182 92,656 100,414 56,421 79,377
USA
50,256
52,406
43,251
48,356
71,373
74,369
62,417
69,581
Cripple Creek & Victor J.V. 48,627 50,297 42,443 47,124 69,744 72,260 61,610 68,349
ANGLOGOLD ASHANTI
60,815
58,367
54,778
57,465
82,079
82,873
70,639
76,495
Rounding of figures may result in computational discrepancies.

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2006
2005
2005
2005
2006
2005
2005
2005
SA Rand
SOUTH AFRICA
981
910
455
2,562
623
548
213
1,480
Vaal River
Great Noligwa Mine
299
274
157
768
223
164
122
556
Kopanang Mine
160
162
84
476
117
118
53
347
Tau Lekoa Mine
9
19
3
59
(32)
(30)
(32)
(84)
Surface Operations
31
42
19
105
24
42
19
105
Moab Khotsong
(13)
-
-
-
(40)
-
-
-
West Wits
Mponeng Mine
277
212
80
553
198
162
22
318
Savuka Mine
27
9
(18)
(6)
23
7
(32)
(46)
TauTona Mine
191
192
130
607
110
85
61
284
ARGENTINA
100
96
96
354
55
61
60
203
Cerro Vanguardia - Attributable 92.50%
93
91
90
332
52
58
58
193
Minorities and exploration
7
5
6
22
3
3
2
10
AUSTRALIA
175
90
135
494
133
44
80
288
Sunrise Dam
175
90
135
494
133
44
80
288
BRAZIL
169
187
164
687
134
147
136
543
AngloGold Ashanti Mineração
87
99
93
389
68
78
76
304
Serra Grande - Attributable 50%
39
49
39
165
31
39
33
137
Minorities and exploration
43
39
32
133
35
30
27
102
GHANA
181
19
106
249
35
(107)
8
(191)
Bibiani
22
(29)
24
15
10
(36)
(2)
(66)
Iduapriem - Attributable 85%
43
(9)
32
52
15
(30)
15
(16)
Obuasi
108
56
43
165
6
(36)
(7)
(104)
Minorities and exploration
8
1
7
17
4
(5)
2
(5)
GUINEA
84
68
27
258
29
6
15
98
Siguiri - Attributable 85%
71
55
22
211
24
3
13
81
Minorities and exploration
13
13
5
47
5
3
2
17
MALI
232
209
165
732
179
137
97
443
Morila - Attributable 40%
97
91
106
413
66
52
73
245
Sadiola - Attributable 38%
63
64
36
205
53
47
15
131
Yatela - Attributable 40%
72
54
23
114
60
38
9
68
NAMIBIA
42
74
6
110
33
46
1
64
Navachab
42
74
6
110
33
46
1
64
TANZANIA
65
51
154
289
15
43
65
49
Geita
65
51
154
289
15
43
65
49
USA
61
87
98
363
10
23
41
107
Cripple Creek & Victor J.V.
61
87
98
363
10
23
41
107
OTHER
18
(56)
(21)
(24)
2
(78)
(40)
(96)
ANGLOGOLD ASHANTI
2,108
1,735
1,385
6,074
1,248
870
676
2,988
1
Gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives plus amortisation of tangible and intangible assets, less non-cash revenues.
Rounding of figures may result in computational discrepancies.
Gross profit (loss) adjusted for the effect of
unrealised non-hedge derivatives - Rm
Cash gross profit (loss) - Rm
1

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2006
2005
2005
2005
2006
2005
2005
2005
Imperial
Yield - oz/t
Gold produced - oz (000)
SOUTH AFRICA
610
669
666
2,676
Vaal River
Great Noligwa Mine
0.250
0.249
0.299
0.271
161
170
180
693
Kopanang Mine
0.199
0.212
0.218
0.215
104
118
120
482
Tau Lekoa Mine
0.104
0.103
0.116
0.116
46
61
65
265
Surface Operations
0.013
0.016
0.013
0.015
21
26
23
95
Moab Khotsong
0.208
-
-
-
9
-
-
-
West Wits
Mponeng Mine
0.287
0.285
0.242
0.267
137
143
115
512
Savuka Mine
0.226
0.282
0.159
0.198
21
25
32
126
TauTona Mine
2
0.269
0.260
0.301
0.281
110
128
131
502
ARGENTINA
52
51
57
211
Cerro Vanguardia - Attributable 92.50%
0.232
0.218
0.238
0.225
52
51
57
211
AUSTRALIA
91
92
131
455
Sunrise Dam
3
0.084
0.078
0.134
0.107
91
92
131
455
BRAZIL
73
90
81
346
AngloGold Ashanti Mineração
2
0.234
0.209
0.232
0.212
49
66
57
250
Serra Grande - Attributable 50%
0.221
0.224
0.233
0.231
24
24
24
96
GHANA
157
169
171
680
Bibiani
5
0.023
-
-
-
15
25
33
115
Iduapriem
3
- Attributable 85%
0.051
0.048
0.052
0.050
43
44
46
174
Obuasi
2
0.133
0.142
0.130
0.139
99
100
92
391
GUINEA
57
62
43
246
Siguiri
3
- Attributable 85%
0.030
0.033
-
0.035
57
62
43
246
MALI
130
132
128
528
Morila - Attributable 40%
0.118
0.140
0.177
0.158
54
58
67
262
Sadiola - Attributable 38%
0.091
0.077
0.077
0.080
42
43
38
168
Yatela
4
- Attributable 40%
0.132
0.109
0.076
0.087
33
31
23
98
NAMIBIA
22
22
19
81
Navachab
0.063
0.067
0.056
0.060
22
22
19
81
TANZANIA
84
120
192
613
Geita
0.068
0.070
0.121
0.092
84
120
192
613
USA
64
85
81
330
Cripple Creek & Victor J.V.
4
0.015
0.018
0.019
0.018
64
85
81
330
ANGLOGOLD ASHANTI
1,340
1,494
1,569
6,166
Underground Operations
0.208
0.211
0.214
0.213
741
817
800
3,243
Surface and Dump Reclamation
0.016
0.016
0.014
0.015
49
37
32
136
Open-pit Operations
0.066
0.065
0.105
0.080
441
507
585
2,246
Heap leach Operations
1
0.024
0.025
0.025
0.024
108
132
152
541
1,340
1,494
1,569
6,166
1
The yield is calculated on gold placed into leach pad inventory / tons placed on to leach pad.
3
The yield of Sunrise Dam, Iduapriem and Siguiri represents open-pit operations.
2
The yield of TauTona, AngloGold Ashanti Mineração and Obuasi represents
4
Yatela and Cripple Creek & Victor Joint Venture operations yield reflects gold underground operations. placed/tons placed.
5
The yield of Bibiani represents surface and dump reclamation
Rounding of figures may result in computational discrepancies.

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2006
2005
2005
2005
2006
2005
2005
2005
Imperial
Productivity per employee - oz
Gold sold - oz (000)
SOUTH AFRICA
7.84
8.55
7.71
8.11
607
669
666
2,675
Vaal River
Great Noligwa Mine
8.31 8.52 8.74 8.55 160 169 180 693
Kopanang Mine 6.80 7.70 7.37 7.71 103 118 120 482
Tau Lekoa Mine 4.47 5.01 5.41 5.41 46 61 65 265
Surface Operations 28.69 30.74 21.80 25.44 21 26 23 95
Moab Khotsong 2.87 - - - 9 - - -
West Wits
Mponeng Mine
9.99 10.22 8.08 9.10 137 143 115 512
Savuka Mine 6.82 6.91 3.80 4.70 21 25 32 126
TauTona Mine 9.16 10.24 9.52 9.97 110 127 131 502
ARGENTINA
30.05
29.70
26.20
28.95
50
51
56
206
Cerro Vanguardia - Attributable 92.50%
30.05 29.70 26.20 28.95 50 51 56 206
AUSTRALIA
67.91
71.68
108.61
89.27
91
92
130
454
Sunrise Dam 78.60 82.06 122.57 101.06 91 92 130 454
BRAZIL
17.43
23.33
21.31
22.23
82
89
80
333
AngloGold Ashanti Mineração 14.25 21.34 18.62 19.88 58 65 56 239
Serra Grande - Attributable 50% 31.76 31.58 32.36 32.12 24 24 24 93
GHANA
9.12
7.48
7.16
7.31
157
178
165
681
Bibiani 30.34 31.11 25.11 25.09 15 25 33 115
Iduapriem - Attributable 85% 20.88 20.85 21.91 20.43 43 49 41 174
Obuasi 6.72 5.08 4.49 4.89 98 104 91 391
GUINEA
15.22
17.17
15.73
19.03
57
62
43
247
Siguiri - Attributable 85% 15.22 17.17 15.73 19.03 57 62 43 247
Minorities and exploration
MALI
54.71
55.65
64.30
62.56
130
138
130
529
Morila - Attributable 40% 62.50 65.94 121.09 99.57 53 62 66 262
Sadiola - Attributable 38% 50.37 52.38 54.72 55.27 42 44 39 169
Yatela - Attributable 40% 49.98 46.11 31.09 35.48 35 32 25 98
NAMIBIA
22.44
24.37
19.49
21.36
22
22
20
81
Navachab 22.44 24.37 19.49 21.36 22 22 20 81
TANZANIA
19.20
29.58
49.68
38.41
94
109
183
601
Geita 19.20 29.58 49.68 38.41 94 109 183 601
USA
66.93
92.52
87.26
87.71
65
82
80
326
Cripple Creek & Victor J.V. 66.93 92.52 87.26 87.71 65 82 80 326
ANGLOGOLD ASHANTI
11.34
11.92
12.23
12.10
1,356
1,493
1,553
6,133
Rounding of figures may result in computational discrepancies.

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2006
2005
2005
2005
2006
2005
2005
2005
US Dollar / Imperial
Total cash costs - $/oz
Total production costs - $/oz
SOUTH AFRICA
313
268
320
291
413
363
390
369
Vaal River
Great Noligwa Mine
263 240 277 264 345 353 323 329
Kopanang Mine 325 263 307 277 398 335 362 341
Tau Lekoa Mine 518 441 432 410 674 571 535 509
Surface Operations 326 244 318 287 377 244 318 287
Moab Khotsong 848 - - - 1,315 - - -
West Wits
Mponeng Mine
261 247 329 279 358 305 417 363
Savuka Mine 363 297 555 430 393 416 633 517
TauTona Mine 294 248 272 256 418 380 368 364
ARGENTINA
189
177
144
174
317
280
241
281
Cerro Vanguardia - Attributable 92.50% 186 173 141 171 314 275 238 277
AUSTRALIA
296
246
289
279
386
449
367
383
Sunrise Dam 281 231 279 269 360 384 356 363
BRAZIL
210
204
165
184
274
258
213
239
AngloGold Ashanti Mineração 188 190 147 169 256 240 198 226
Serra Grande - Attributable 50% 187 174 147 158 240 236 187 205
GHANA
346
364
328
339
503
540
446
473
Bibiani 281 334 289 305 435 608 434 482
Iduapriem - Attributable 85% 362 397 288 348 487 513 389 451
Obuasi 349 357 362 345 520 535 480 481
GUINEA
379
341
395
301
525
502
477
414
Siguiri - Attributable 85% 379 341 395 301 525 502 477 414
MALI
244
236
216
220
323
322
307
308
Morila - Attributable 40% 262 227 173 191 355 333 256 293
Sadiola - Attributable 38% 271 284 283 265 332 344 380 336
Yatela - Attributable 40% 222 208 280 263 300 290 383 340
NAMIBIA
227
259
413
321
299
156
460
326
Navachab 227 259 413 321 299 156 460 326
TANZANIA
368
326
213
298
470
478
292
387
Geita 368 326 213 298 470 478 292 387
USA
255
249
224
236
362
354
323
339
Cripple Creek & Victor J.V. 246 239 220 230 353 344 319 333
ANGLOGOLD ASHANTI
308
278
284
281
416
395

Rounding of figures may result in computational discrepancies.

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2006
2005
2005
2005
2006
2005
2005
2005
US Dollar
Cash gross profit (loss) - $m
1
SOUTH AFRICA
159
138
76
399
101
84
35
230
Vaal River
Great Noligwa Mine
49
42
26
120
36
25
20
87
Kopanang Mine
26
25
14
74
19
18
9
54
Tau Lekoa Mine
1
3
1
9
(5)
(5)
(5)
(14)
Surface Operations
5
6
4
16
4
6
4
16
Moab Khotsong
(2)
-
-
-
(7)
-
-
-
West Wits
Mponeng Mine
45
32
13
86
32
25
3
49
Savuka Mine
4
1
(3)
(1)
4
1
(5)
(8)
TauTona Mine
31
29
21
95
18
13
9
44
ARGENTINA
16
15
16
56
9
9
10
32
Cerro Vanguardia - Attributable 92.50%
15
14
15
52
8
9
10
31
Minorities and exploration
1
1
1
4
1
-
-
1
AUSTRALIA
28
14
22
78
22
7
13
46
Sunrise Dam
28
14
22
78
22
7
13
46
BRAZIL
28
29
27
108
22
23
23
86
AngloGold Ashanti Mineração
14
15
16
61
11
12
13
48
Serra Grande - Attributable 50%
6
8
7
26
5
6
6
22
Minorities and exploration
8
6
4
21
6
5
4
16
GHANA
29
3
18
40
5
(16)
1
(29)
Bibiani
4
(4)
5
3
2
(6)
-
(10)
Iduapriem - Attributable 85%
7
(1)
5
9
2
(5)
2
(2)
Obuasi
18
9
7
26
1
(5)
(1)
(16)
Minorities and exploration
-
(1)
1
2
-
-
-
(1)
GUINEA
14
10
4
40
5
1
2
15
Siguiri - Attributable 85%
11
8
4
33
4
1
2
12
Minorities and exploration
3
2
-
7
1
-
-
3
MALI
38
32
27
115
30
21
16
69
Morila - Attributable 40%
16
14
17
65
11
8
12
39
Sadiola - Attributable 38%
10
10
6
32
9
7
2
20
Yatela - Attributable 40%
12
8
4
18
10
6
2
11
NAMIBIA
7
12
1
17
5
7
-
10
Navachab
7
12
1
17
5
7
-
10
TANZANIA
10
8
25
47
2
7
10
9
Geita
10
8
25
47
2
7
10
9
USA
10
13
16
57
2
4
7
17
Cripple Creek & Victor J.V.
10
13
16
57
2
4
7
17
OTHER
3
(7)
(2)
(3)
-
(13)
(5)
(16)
ANGLOGOLD ASHANTI
342
267
230
954
202
134
112
469
1
Gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives plus amortisation of tangible and intangible assets, less non-cash revenues.
Rounding of figures may result in computational discrepancies.
Gross profit (loss) adjusted for the effect of
unrealised non-hedge derivatives - $m

South Africa
VAAL RIVER
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2006
2005
2005
2005
2006
2005
2005
2005
GREAT NOLIGWA MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m² / - 000 ft² 100 104 99 418 1,075 1,116 1,066 4,503
Milled - 000 tonnes / - 000 tons 585 617 547 2,317 645 681 603 2,554
Yield - g / t / - oz / t 8.57 8.54 10.23 9.30 0.250 0.249 0.299 0.271
Gold produced - kg / - oz (000) 5,013 5,274 5,598 21,547 161 170 180 693
Gold sold - kg / - oz (000) 4,983 5,270 5,595 21,544 160 169 180 693
Price received - R / kg / - $ / oz - sold 114,185 102,524 85,182 92,643 577 488 441 453
Total cash costs - R / - $ - ton milled 446 430 547 501 66 60 83 72
- R / kg / - $ / oz - produced 52,022 50,311 53,491 53,868 263 240 277 264
Total production costs - R / kg / - $ / oz - produced 68,183 73,628 62,429 67,024 345 353 323 329
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 273 302 285 297 8.78 9.72 9.16 9.55
Actual - g / - oz 258 265 272 266 8.31 8.52 8.74 8.55
Target - m² / - ft² 5.46 5.45 4.86 5.27 58.76 58.68 52.34 56.78
Actual - m² / - ft² 5.15 5.21 4.81 5.16 55.39 56.04 51.79 55.58
FINANCIAL RESULTS (MILLION)
Gold income
509 488 445 1,896 83 75 74 298
Cost of sales 346 377 355 1,440 56 58 59 227
Cash operating costs 258 265 297 1,153 42 41 49 182
Other cash costs 3 - 3 8 - - - 1
Total cash costs 261 265 300 1,161 42 41 49 183
Retrenchment costs 4 11 6 35 1 2 1 6
Rehabilitation and other non-cash costs 2 2 9 36 - - 2 6
Production costs 266 278 315 1,232 43 43 52 194
Amortisation of tangible assets 75 110 35 212 12 17 6 33
Inventory change 4 (12) 5 (4) 1 (2) 1 (1)
164 112 90 456 27 17 15 71
Realised non-hedge derivatives 60 52 32 100 10 8 5 16
Gross profit excluding the effect of unrealised non-hedge derivatives
223 164 122 556 36 25 20 87
Capital expenditure 52 124 55 275 9 19 9 43
Rounding of figures may result in computational discrepancies.

South Africa
VAAL RIVER
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2006
2005
2005
2005
2006
2005
2005
2005
KOPANANG MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m² / - 000 ft² 111 120 121 482 1,196 1,293 1,301 5,193
Milled - 000 tonnes / - 000 tons 471 504 499 2,031 519 556 550 2,239
Yield - g / t / - oz / t 6.83 7.27 7.49 7.38 0.199 0.212 0.218 0.215
Gold produced - kg / - oz (000) 3,220 3,664 3,737 14,993 104 118 120 482
Gold sold - kg / - oz (000) 3,201 3,662 3,735 14,991 103 118 120 482
Price received - R / kg / - $ / oz - sold 113,889 102,370 84,282 92,752 576 488 436 453
Total cash costs - R / - $ - ton milled 439 402 444 417 65 56 67 60
- R / kg / - $ / oz - produced 64,220 55,227 59,318 56,427 325 263 307 277
Total production costs - R / kg / - $ / oz - produced 78,703 70,300 69,864 69,594 398 335 362 341
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 239 221 215 219 7.69 7.09 6.92 7.05
Actual - g / - oz 211 239 229 240 6.80 7.70 7.37 7.71
Target - m² / - ft² 7.69 7.09 6.77 7.00 82.81 76.32 72.85 75.39
Actual - m² / - ft² 7.30 7.85 7.41 7.72 78.58 84.51 79.77 83.10
FINANCIAL RESULTS (MILLION)
Gold income
327 338 297 1,324 53 52 49 208
Cost of sales 248 257 262 1,044 40 39 43 164
Cash operating costs 205 202 220 840 33 31 37 132
Other cash costs 2 - 2 6 - - - 1
Total cash costs 207 202 222 846 34 31 37 133
Retrenchment costs 2 8 2 26 - 1 - 4
Rehabilitation and other non-cash costs 1 3 6 43 - - 1 7
Production costs 210 213 230 914 34 33 38 144
Amortisation of tangible assets 43 44 31 129 7 7 5 20
Inventory change (6) (1) 1 - (1) - - -
80 81 35 281 13 12 6 43
Realised non-hedge derivatives 37 37 18 66 6 6 3 11
Gross profit excluding the effect of unrealised non-hedge derivatives
117 118 53 347 19 18 9 54
Capital expenditure 56 69 64 264 9 11 11 41
Rounding of figures may result in computational discrepancies.

South Africa
VAAL RIVER
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2006
2005
2005
2005
2006
2005
2005
2005
MOAB KHOTSONG
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m² / - 000 ft² 6 - - - 69 - - -
Milled - 000 tonnes / - 000 tons 41 - - - 45 - - -
Yield - g / t / - oz / t 7.14 - - - 0.208 - - -
Gold produced - kg / - oz (000) 292 - - - 9 - - -
Gold sold - kg / - oz (000) 290 - - - 9 - - -
Price received - R / kg / - $ / oz - sold 115,601 - - - 583 - - -
Total cash costs - R / - $ - ton milled 1,195 - - - 176 - - -
- R / kg / - $ / oz - produced 167,406 - - - 848 - - -
Total production costs - R / kg / - $ / oz - produced 259,751 - - - 1,315 - - -
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 87 - - - 2.81 - - -
Actual - g / - oz 89 - - - 2.87 - - -
Target - m² / - ft² 2.30 - - - 24.77 - - -
Actual - m² / - ft² 1.96 - - - 21.06 - - -
FINANCIAL RESULTS (MILLION)
Gold income
30 - - - 5 - - -
Cost of sales 74 - - - 12 - - -
Cash operating costs 48 - - - 8 - - -
Other cash costs - - - - - - - -
Total cash costs 49 - - - 8 - - -
Retrenchment costs - - - - - - - -
Rehabilitation and other non-cash costs - - - - - - - -
Production costs 49 - - - 8 - - -
Amortisation of tangible assets 27 - - - 4 - - -
Inventory change (2) - - - - - - -
(44) - - - (7) - - -
Realised non-hedge derivatives 4 - - - 1 - - -
Gross loss excluding the effect of unrealised non-hedge derivatives
(40) - - - (7) - - -
Capital expenditure 112 142 137 600 18 22 23 94
Rounding of figures may result in computational discrepancies.

South Africa
VAAL RIVER
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2006
2005
2005
2005
2006
2005
2005
2005
TAU LEKOA MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m² / - 000 ft² 78 99 95 399 836 1,067 1,024 4,299
Milled - 000 tonnes / - 000 tons 402 540 510 2,082 444 596 563 2,295
Yield - g / t / - oz / t 3.57 3.52 3.98 3.96 0.104 0.103 0.116 0.116
Gold produced - kg / - oz (000) 1,438 1,904 2,029 8,253 46 61 65 265
Gold sold - kg / - oz (000) 1,431 1,902 2,028 8,252 46 61 65 265
Price received - R / kg / - $ / oz - sold 112,954 102,339 86,035 93,113 572 488 445 455
Total cash costs - R / - $ - ton milled 366 326 332 333 54 45 50 47
- R / kg / - $ / oz - produced 102,270 92,559 83,401 83,885 518 441 432 410
Total production costs - R / kg / - $ / oz - produced 133,024 119,704 103,281 103,932 674 571 535 509
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 183 223 210 218 5.88 7.16 6.76 7.02
Actual - g / - oz 139 156 168 168 4.47 5.01 5.41 5.41
Target - m² / - ft² 8.61 9.71 9.50 9.66 92.71 104.55 102.31 104.00
Actual - m² / - ft² 7.51 8.12 7.88 8.14 80.83 87.38 84.87 87.61
FINANCIAL RESULTS (MILLION)
Gold income
146 176 161 731 24 27 27 114
Cost of sales 194 225 206 852 32 34 34 134
Cash operating costs 146 176 168 688 24 27 29 108
Other cash costs 1 - 1 4 - - - 1
Total cash costs 147 176 169 692 24 27 29 109
Retrenchment costs 2 4 3 16 - 1 - 2
Rehabilitation and other non-cash costs 1 (2) 3 6 - - - 1
Production costs 150 178 175 714 24 27 29 112
Amortisation of tangible assets 41 49 35 143 7 8 6 23
Inventory change 3 (3) (4) (5) - - (1) (1)
(48) (49) (45) (122) (8) (8) (7) (20)
Realised non-hedge derivatives 15 19 13 38 2 3 2 6
Gross loss excluding the effect of unrealised non-hedge derivatives
(32) (30) (32) (84) (5) (5) (5) (14)
Capital expenditure 20 24 31 93 3 4 5 15
Rounding of figures may result in computational discrepancies.

South Africa
VAAL RIVER
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2006
2005
2005
2005
2006
2005
2005
2005
SURFACE OPERATIONS
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
Milled
- 000 tonnes / - 000 tons 1,481 1,442 1,585 5,845 1,632 1,589 1,747 6,443
Yield - g / t / - oz / t 0.45 0.55 0.46 0.51 0.013 0.016 0.013 0.015
Gold produced - kg / - oz (000) 663 800 730 2,952 21 26 23 95
Gold sold - kg / - oz (000) 659 799 730 2,951 21 26 23 95
Price received - R / kg / - $ / oz - sold 114,429 102,243 84,836 93,285 578 487 439 455
Total cash costs - R / - $ - ton milled 29 28 28 30 4 4 4 4
- R / kg / - $ / oz - produced 64,402 51,135 61,450 58,636 326 244 318 287
Total production costs - R / kg / - $ / oz - produced 74,449 51,135 61,450 58,636 377 244 318 287
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 751 733 746 727 24.16 23.57 23.98 23.38
Actual - g / - oz 892 956 678 791 28.69 30.74 21.80 25.44
FINANCIAL RESULTS (MILLION)
Gold income
67 74 58 261 11 11 10 41
Cost of sales 51 40 43 170 8 6 7 27
Cash operating costs 43 41 45 173 7 6 7 27
Other cash costs - - - - - - - -
Total cash costs 43 41 45 173 7 6 7 27
Retrenchment costs - - - - - - - -
Rehabilitation and other non-cash costs - - - - - - - -
Production costs 43 41 45 173 7 6 7 27
Amortisation of tangible assets 7 - - - 1 - - -
Inventory change 2 (1) (2) (3) - - - -
16 34 15 91 3 5 3 14
Realised non-hedge derivatives 8 8 4 14 1 1 1 2
Gross profit excluding the effect of unrealised non-hedge derivatives
24 42 19 105 4 6 4 16
Capital expenditure 13 66 11 170 2 10 2 27
Rounding of figures may result in computational discrepancies.

South Africa
WEST WITS
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2006
2005
2005
2005
2006
2005
2005
2005
MPONENG MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m² / - 000 ft² 84 93 83 351 903 1,000 896 3,776
Milled - 000 tonnes / - 000 tons 434 454 430 1,739 479 500 474 1,917
Yield - g / t / - oz / t 9.83 9.77 8.31 9.15 0.287 0.285 0.242 0.267
Gold produced - kg / - oz (000) 4,269 4,436 3,571 15,921 137 143 115 512
Gold sold - kg / - oz (000) 4,261 4,433 3,567 15,919 137 143 115 512
Price received - R / kg / - $ / oz - sold 114,510 101,950 85,205 93,766 579 486 441 457
Total cash costs - R / - $ - ton milled 506 507 527 523 75 70 80 75
- R / kg / - $ / oz - produced 51,487 51,902 63,457 57,084 261 247 329 279
Total production costs - R / kg / - $ / oz - produced 70,752 64,155 80,469 74,309 358 305 417 363
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 276 281 239 256 8.87 9.02 7.70 8.22
Actual - g / - oz 311 318 251 283 9.99 10.22 8.08 9.10
Target - m² / - ft² 5.96 5.90 5.30 5.67 64.14 63.52 57.08 61.02
Actual - m² / - ft² 6.11 6.65 5.86 6.23 65.74 71.61 63.04 67.10
FINANCIAL RESULTS (MILLION)
Gold income
436 410 283 1,417 71 63 47 222
Cost of sales 290 290 281 1,175 47 44 47 185
Cash operating costs 217 230 224 902 35 35 38 142
Other cash costs 3 1 2 6 - - - 1
Total cash costs 220 230 226 909 36 35 38 143
Retrenchment costs 2 6 1 21 - 1 - 3
Rehabilitation and other non-cash costs 1 (2) 2 18 - - - 3
Production costs 222 235 229 948 36 36 38 149
Amortisation of tangible assets 80 50 58 236 13 8 10 37
Inventory change (12) 5 (6) (8) (2) 1 (1) (1)
145 120 2 242 24 18 - 37
Realised non-hedge derivatives 52 42 20 76 8 7 3 12
Gross profit excluding the effect of unrealised non-hedge derivatives
198 162 22 318 32 25 3 49
Capital expenditure 64 81 75 301 10 12 12 47
Rounding of figures may result in computational discrepancies.

South Africa
WEST WITS
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2006
2005
2005
2005
2006
2005
2005
2005
SAVUKA MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m² / - 000 ft² 17 17 41 125 186 187 443 1,341
Milled - 000 tonnes / - 000 tons 84 80 184 578 93 88 203 637
Yield - g / t / - oz / t 7.76 9.68 5.44 6.80 0.226 0.282 0.159 0.198
Gold produced - kg / - oz (000) 653 770 1,000 3,930 21 25 32 126
Gold sold - kg / - oz (000) 652 770 999 3,931 21 25 32 126
Price received - R / kg / - $ / oz - sold 112,970 102,344 85,838 92,916 572 487 444 454
Total cash costs - R / - $ - ton milled 557 604 583 593 82 84 88 85
- R / kg / - $ / oz - produced 71,772 62,419 107,171 87,200 363 297 555 430
Total production costs - R / kg / - $ / oz - produced 77,581 87,574 122,173 105,194 393 416 633 517
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 166 149 144 148 5.34 4.80 4.64 4.76
Actual - g / - oz 212 215 118 146 6.82 6.91 3.80 4.70
Target - m² / - ft² 5.00 4.99 5.03 5.04 53.81 53.75 54.11 54.29
Actual - m² / - ft² 5.60 4.84 4.85 4.63 60.30 52.13 52.25 49.87
FINANCIAL RESULTS (MILLION)
Gold income
67 72 79 348 11 11 13 55
Cost of sales 50 71 117 411 8 11 19 65
Cash operating costs 46 48 106 339 8 7 18 54
Other cash costs 1 - 1 3 - - - 1
Total cash costs 47 48 107 343 8 7 18 54
Retrenchment costs - 19 1 39 - 3 - 6
Rehabilitation and other non-cash costs - (1) - (8) - - - (1)
Production costs 47 66 108 374 8 10 18 59
Amortisation of tangible assets 3 1 14 40 1 - 2 6
Inventory change - 4 (5) (3) - 1 (1) -
16 - (38) (63) 3 - (6) (10)
Realised non-hedge derivatives 7 7 6 17 1 1 1 3
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives
23 7 (32) (46) 4 1 (5) (8)
Capital expenditure - 2 14 38 - - 2 6
Rounding of figures may result in computational discrepancies.

South Africa
WEST WITS
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2006
2005
2005
2005
2006
2005
2005
2005
TAUTONA MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m²
/
- 000 ft²
64
72
69
273
684
779
741
2,935
Milled
- 000 tonnes
/
- 000 tons
363
442
394
1,620
401
487
435
1,786
Yield
- g / t
/
- oz / t
9.24
8.90
10.31
9.62
0.269
0.260
0.301
0.281
Gold produced
- kg
/
- oz (000)
3,357
3,929
4,067
15,586
108
126
131
501
SURFACE AND DUMP RECLAMATION
Treated
- 000 tonnes
/
- 000 tons
117
75
-
75
129
83
-
83
Yield
- g / t
/
- oz / t
0.48
0.54
-
0.54
0.014
0.016
-
0.016
Gold produced
- kg
/
- oz (000)
56
41
-
41
2
1
-
1
TOTAL
Yield
1
- g / t
/
- oz / t
9.24
8.90
10.31
9.62
0.269
0.260
0.301
0.281
Gold produced
- kg
/
- oz (000)
3,413
3,970
4,067
15,627
110
128
131
502
Gold sold
- kg
/
- oz (000)
3,408
3,965
4,063
15,624
110
127
131
502
Price received
- R / kg
/
- $ / oz
- sold
113,518
102,120
84,559
92,799
575
486
438
453
Total cash costs
- R
/
- $
- ton milled
412
400
541
481
61
56
82
69
- R / kg
/
- $ / oz
- produced
57,978
52,087
52,492
52,158
294
248
272
256
Total production costs
- R / kg
/
- $ / oz
- produced
82,566
79,572
71,026
74,418
418
380
368
364
PRODUCTIVITY PER EMPLOYEE
Target
- g
/
- oz
307
336
322
331
9.86
10.82
10.35
10.64
Actual
- g
/
- oz
285
318
296
310
9.16
10.24
9.52
9.97
Target
- m²
/
- ft²
5.63
5.30
5.10
5.17
60.63
57.09
54.90
55.69
Actual
- m²
/
- ft²
5.31
5.81
5.01
5.41
57.12
62.50
53.96
58.23
FINANCIAL RESULTS (MILLION)
Gold income
348
368
323
1,381
57
56
54
217
Cost of sales
276
319
283
1,166
45
49
48
183
Cash operating costs
196
206
211
809
32
32
35
128
Other cash costs
2
1
2
6
-
-
1
1
Total cash costs
198
207
213
815
32
32
36
129
Retrenchment costs
2
5
1
22
-
1
-
3
Rehabilitation and other non-cash costs
1
(3)
5
4
-
-
1
1
Production costs
201
209
219
840
33
32
37
133
Amortisation of tangible assets
81
107
69
322
13
16
12
51
Inventory change
(5)
4
(5)
3
(1)
1
(1)
-
72
48
40
216
12
7
6
33
Realised non-hedge derivatives
38
37
21
69
6
6
3
11
Gross profit excluding the effect of unrealised non-hedge derivatives
110
85
61
284
18
13
9
44
Capital expenditure
90
143
95
468
15
22
16
74
Rounding of figures may result in computational discrepancies.
1
Total yield excludes the surface and dump reclamation.

Argentina
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2006
2005
2005
2005
2006
2005
2005
2005
CERRO VANGUARDIA - Attributable 92.50%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 4,138 4,875 4,509 18,507 4,561 5,374 4,970 20,401
Treated - 000 tonnes / - 000 tons 205 211 218 853 226 232 241 940
Stripping ratio
- t (mined total - mined ore) / t mined ore
20.27 22.30 15.81 19.06 20.27 22.30 15.81 19.06
Yield - g / t / - oz / t 7.95 7.49 8.15 7.70 0.232 0.218 0.238 0.225
Gold in ore - kg / - oz (000) 1,570 1,677 1,843 6,833 50 54 59 220
Gold produced - kg / - oz (000) 1,632 1,577 1,779 6,564 52 51 57 211
Gold sold - kg / - oz (000) 1,566 1,596 1,743 6,422 50 51 56 206
Price received - R / kg / - $ / oz - sold 89,541 90,615 74,334 81,617 454 432 385 399
Total cash costs - R / kg / - $ / oz - produced 36,822 36,290 27,280 35,035 186 173 141 171
Total production costs - R / kg / - $ / oz - produced 62,059 57,810 45,919 56,756 314 275 238 277
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 1,051 818 782 817 33.78 26.30 25.13 26.25
Actual - g / - oz 935 924 815 900 30.05 29.70 26.20 28.95
FINANCIAL RESULTS (MILLION)
Gold income
156 160 140 571 25 24 23 90
Cost of sales 97 96 80 365 16 15 13 57
Cash operating costs 45 43 37 180 7 7 6 28
Other cash costs 15 14 12 50 2 2 2 8
Total cash costs 60 57 49 230 10 9 8 36
Rehabilitation and other non-cash costs 1 1 - 2 - - - -
Production costs 61 58 49 232 10 9 8 36
Amortisation of tangible assets 41 32 32 139 7 5 5 22
Inventory change (5) 5 (1) (6) (1) 1 - (1)
59 64 60 206 10 10 10 33
Realised non-hedge derivatives (7) (5) (2) (13) (1) (1) - (2)
Gross profit excluding the effect of unrealised non-hedge derivatives
52 58 58 193 8 9 10 31
Capital expenditure 42 20 21 90 7 3 3 14
Rounding of figures may result in computational discrepancies.

Australia
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2006
2005
2005
2005
2006
2005
2005
2005
SUNRISE DAM
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes
/
- 000 tons
56
-
-
-
62
-
-
-
Treated
- 000 tonnes
/
- 000 tons
46
-
-
-
51
-
-
-
Yield
- g / t
/
- oz / t
5.62
-
-
-
0.164
-
-
-
Gold produced
- kg
/
- oz (000)
261
-
-
-
8
-
-
-
OPEN-PIT OPERATION
Volume mined
- 000 bcm
/
- 000 bcy
2,629
2,938
2,605
11,050
3,439
3,843
3,407
14,454
Treated
- 000 tonnes
/
- 000 tons
894
934
866
3,625
986
1,030
954
3,996
Stripping ratio
- t (mined total - mined ore) / t mined ore
4.36
5.40
4.34
5.33
4.36
5.40
4.34
5.33
Yield
- g / t
/
- oz / t
2.86
2.69
4.60
3.68
0.084
0.078
0.134
0.107
Gold produced
- kg
/
- oz (000)
2,560
2,866
4,064
14,139
82
92
131
455
TOTAL
Yield
1
- g / t
/
- oz / t
2.86
2.69
4.60
3.68
0.084
0.078
0.134
0.107
Gold produced
- kg
/
- oz (000)
2,821
2,866
4,064
14,139
91
92
131
455
Gold sold
- kg
/
- oz (000)
2,824
2,856
4,053
14,123
91
92
130
454
Price received
- R / kg
/
- $ / oz
- sold
118,640
107,342
81,997
94,716
598
515
424
464
Total cash costs
- R / kg
/
- $ / oz
- produced
55,561
48,903
53,857
54,924
281
231
279
269
Total production costs
- R / kg
/
- $ / oz
- produced
71,187
81,376
68,751
74,065
360
384
356
363
PRODUCTIVITY PER EMPLOYEE
Target
- g
/
- oz
2,559
2,112
3,150
2,709
82.29
67.89
101.27
87.11
Actual
- g
/
- oz
2,445
2,552
3,812
3,143
78.60
82.06
122.57
101.06
FINANCIAL RESULTS (MILLION)
Gold income
309
287
337
1,349
50
44
56
213
Cost of sales
202
262
252
1,050
33
40
42
165
Cash operating costs
149
132
211
744
24
20
35
117
Other cash costs
8
8
8
33
1
1
1
5
Total cash costs
157
140
219
777
25
21
36
122
Rehabilitation and other non-cash costs
3
47
5
65
-
7
1
10
Production costs
159
187
224
842
26
28
37
132
Amortisation of tangible assets
41
46
55
205
7
7
9
32
Inventory change
1
29
(27)
2
-
5
(4)
-
107
25
85
300
17
4
14
48
Realised non-hedge derivatives
26
19
(5)
(12)
4
3
(1)
(2)
Gross profit excluding the effect of unrealised non-hedge derivatives
133
44
80
288
22
7
13
46
Capital expenditure
39
60
41
214
6
9
7
34
Rounding of figures may result in computational discrepancies.
1
Total yield excludes the underground operations.

Brazil
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2006
2005
2005
2005
2006
2005
2005
2005
ANGLOGOLD ASHANTI MINERAÇÃO
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes
/
- 000 tons
159
212
196
859
175
233
216
947
Treated
- 000 tonnes
/
- 000 tons
161
237
205
900
178
261
226
992
Yield
- g / t
/
- oz / t
8.01
7.16
7.96
7.27
0.234
0.209
0.232
0.212
Gold produced
- kg
/
- oz (000)
1,291
1,696
1,633
6,542
42
55
52
210
SURFACE AND DUMP RECLAMATION
Treated
- 000 tonnes
/
- 000 tons
-
37
-
105
-
41
-
116
Yield
- g / t
/
- oz / t
-
2.30
-
2.39
-
0.067
-
0.070
Gold produced
- kg
/
- oz (000)
-
85
-
250
-
3
-
8
HEAP LEACH OPERATION
Mined
- 000 tonnes
/
- 000 tons
911
846
664
3,984
1,004
933
732
4,392
Placed
1
- 000 tonnes
/
- 000 tons
59
68
34
249
65
74
37
275
Stripping ratio
- t (mined total - mined ore) / t mined ore
14.27
11.40
18.85
15.00
14.27
11.40
18.85
15.00
Yield
2
- g / t
/
- oz / t
7.23
4.38
4.70
3.43
0.211
0.128
0.137
0.100
Gold placed
3
- kg
/
- oz (000)
430
296
159
853
14
10
5
27
Gold produced
- kg
/
- oz (000)
222
287
144
971
7
9
5
31
TOTAL
Yield
4
- g / t
/
- oz / t
8.01
7.16
7.96
7.27
0.234
0.209
0.232
0.212
Gold produced
- kg
/
- oz (000)
1,513
2,068
1,776
7,763
49
66
57
250
Gold sold
- kg
/
- oz (000)
1,813
2,037
1,751
7,445
58
65
56
239
Price received
- R / kg
/
- $ / oz
- sold
90,206
94,047
80,407
87,643
457
451
416
427
Total cash costs
- R / kg
/
- $ / oz
- produced
37,132
39,945
28,425
34,619
188
190
147
169
Total production costs
- R / kg
/
- $ / oz
- produced
50,539
50,386
38,169
46,446
256
240
198
226
PRODUCTIVITY PER EMPLOYEE
Target
- g
/
- oz
438
562
473
535
14.07
18.06
15.21
17.21
Actual
- g
/
- oz
443
664
579
618
14.25
21.34
18.62
19.88
FINANCIAL RESULTS (MILLION)
Gold income
159
171
129
598
26
26
22
94
Cost of sales
96
114
64
348
16
17
11
54
Cash operating costs
54
80
49
262
9
12
8
41
Other cash costs
2
2
1
7
-
-
-
1
Total cash costs
56
83
50
269
9
13
8
42
Rehabilitation and other non-cash costs
1
1
1
7
-
-
-
1
Production costs
57
84
51
275
9
13
8
43
Amortisation of tangible assets
19
21
17
85
3
3
3
13
Inventory change
19
9
(4)
(12)
3
1
-
(2)
63
58
65
250
10
9
11
39
Realised non-hedge derivatives
5
20
11
54
1
3
2
9
Gross profit excluding the effect of unrealised non-hedge derivatives
68
78
76
304
11
12
13
48
Capital expenditure
196
180
45
459
32
28
8
71
1
Tonnes / Tons placed on to leach pad.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.
4
Total yield represents underground operations
Rounding of figures may result in computational discrepancies.

Brazil
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2006
2005
2005
2005
2006
2005
2005
2005
SERRA GRANDE - Attributable 50%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - 000 tons 97 96 92 378 107 105 102 417
Treated - 000 tonnes / - 000 tons 99 97 94 378 109 106 104 416
Yield - g / t / - oz / t 7.58 7.67 8.01 7.93 0.221 0.224 0.233 0.231
Gold produced - kg / - oz (000) 750 741 752 2,993 24 24 24 96
Gold sold - kg / - oz (000) 745 745 751 2,902 24 24 24 93
Price received - R / kg / - $ / oz - sold 89,529 99,723 80,467 88,345 453 479 416 432
Total cash costs - R / kg / - $ / oz - produced 36,951 36,418 28,483 32,414 187 174 147 158
Total production costs - R / kg / - $ / oz - produced 47,423 49,378 36,143 42,027 240 236 187 205
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 964 839 833 832 31.00 26.98 26.79 26.76
Actual - g / - oz 988 982 1,007 999 31.76 31.58 32.36 32.12
FINANCIAL RESULTS (MILLION)
Gold income
64 65 55 232 10 10 9 37
Cost of sales 36 35 27 120 6 5 4 19
Cash operating costs 26 26 21 94 4 4 3 15
Other cash costs 2 1 - 3 - - - -
Total cash costs 28 27 21 97 5 4 3 15
Rehabilitation and other non-cash costs - - - 1 - - - -
Production costs 28 27 21 98 5 4 3 15
Amortisation of tangible assets 8 10 6 28 1 1 1 4
Inventory change - (2) - (6) - - - (1)
29 30 28 113 5 5 5 18
Realised non-hedge derivatives 2 9 5 24 - 1 1 4
Gross profit excluding the effect of unrealised non-hedge derivatives
31 39 33 137 5 6 6 22
Capital expenditure 11 12 9 42 2 2 1 7
Rounding of figures may result in computational discrepancies.

Ghana
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2006
2005
2005
2005
2006
2005
2005
2005
BIBIANI
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes
/
- 000 tons
-
-
3
6
-
-
3
6
Treated
- 000 tonnes
/
- 000 tons
-
-
2
5
-
-
3
6
Yield
- g / t
/
- oz / t
-
-
4.36
4.83
-
-
0.127
0.141
Gold produced
- kg
/
- oz (000)
-
-
10
26
-
-
-
1
SURFACE AND DUMP RECLAMATION
Treated
- 000 tonnes
/
- 000 tons
601
-
-
-
663
-
-
-
Yield
- g / t
/
- oz / t
0.79
-
-
-
0.023
-
-
-
Gold produced
- kg
/
- oz (000)
476
-
-
-
15
-
-
-
OPEN-PIT OPERATION
Mined
- 000 tonnes
/
- 000 tons
-
304
1,284
4,342
-
335
1,416
4,786
Treated
- 000 tonnes
/
- 000 tons
-
601
637
2,444
-
663
702
2,694
Stripping ratio
- t (mined total - mined ore) / t mined ore
-
5.46
5.83
6.76
-
5.46
5.83
6.76
Yield
- g / t
/
- oz / t
-
1.28
1.58
1.45
-
0.037
0.046
0.042
Gold in ore
- kg
/
- oz (000)
-
104
1,015
2,168
-
3
33
70
Gold produced
- kg
/
- oz (000)
-
768
1,009
3,552
-
25
32
114
TOTAL
Yield
1
- g / t
/
- oz / t
0.79
-
-
-
0.023
-
-
-
Gold produced
- kg
/
- oz (000)
476
768
1,020
3,578
15
25
33
115
Gold sold
- kg
/
- oz (000)
476
768
1,020
3,578
15
25
33
115
Price received
- R / kg
/
- $ / oz
- sold
109,827
98,691
83,352
89,302
555
469
432
438
Total cash costs
- R / kg
/
- $ / oz
- produced
55,531
69,913
55,841
62,273
281
334
289
305
Total production costs
- R / kg
/
- $ / oz
- produced
85,933
128,268
83,860
98,650
435
608
434
482
PRODUCTIVITY PER EMPLOYEE
Target
- g
/
- oz
880
268
397
373
28.29
8.61
12.75
11.99
Actual
- g
/
- oz
944
968
781
780
30.34
31.11
25.11
25.09
FINANCIAL RESULTS (MILLION)
Gold income
52
73
82
309
8
11
14
49
Cost of sales
42
112
87
386
7
17
15
61
Cash operating costs
24
50
53
207
4
8
9
33
Other cash costs
2
4
4
15
-
1
1
2
Total cash costs
26
54
57
223
4
8
10
35
Rehabilitation and other non-cash costs
2
37
2
43
-
6
-
7
Production costs
29
91
59
266
5
14
10
42
Amortisation of tangible assets
12
10
27
88
2
1
5
14
Inventory change
1
12
1
31
-
2
-
5
10
(39)
(5)
(77)
2
(6)
(1)
(12)
Realised non-hedge derivatives
-
3
3
10
-
-
1
2
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives
10
(36)
(2)
(66)
2
(6)
-
(10)
Capital expenditure
1
4
12
44
-
1
2
7
1
Total yield represents surface and dump reclamation
Rounding of figures may result in computational discrepancies.

Ghana
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2006
2005
2005
2005
2006
2005
2005
2005
IDUAPRIEM - Attributable 85%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
OPEN-PIT OPERATION
Mined
- 000 tonnes
/
- 000 tons
4,598
4,580
6,004
22,453
5,069
5,049
6,618
24,750
Treated
- 000 tonnes
/
- 000 tons
776
846
800
3,163
856
933
882
3,487
Stripping ratio
- t (mined total - mined ore) / t mined ore
4.36
4.40
6.76
5.46
4.36
4.40
6.76
5.46
Yield
- g / t
/
- oz / t
1.74
1.63
1.80
1.71
0.051
0.048
0.052
0.050
Gold in ore
- kg
/
- oz (000)
1,406
1,576
1,622
6,533
45
51
52
210
Gold produced
- kg
/
- oz (000)
1,351
1,381
1,437
5,413
43
44
46
174
HEAP LEACH OPERATION
Mined
- 000 tonnes
/
- 000 tons
-
-
-
-
-
-
-
-
Placed
1
- 000 tonnes
/
- 000 tons
-
-
-
-
-
-
-
-
Gold produced
- kg
/
- oz (000)
-
-
6
9
-
-
-
-
TOTAL
Yield
4
- g / t
/
- oz / t
1.74
1.63
1.80
1.71
0.051
0.048
0.052
0.050
Gold produced
- kg
/
- oz (000)
1,351
1,381
1,442
5,422
43
44
46
174
Gold sold
- kg
/
- oz (000)
1,351
1,515
1,279
5,423
43
49
41
174
Price received
- R / kg
/
- $ / oz
- sold
104,917
95,533
86,157
88,812
530
457
446
435
Total cash costs
- R / kg
/
- $ / oz
- produced
71,477
83,222
55,716
71,330
362
397
288
348
Total production costs
- R / kg
/
- $ / oz
- produced
96,068
107,588
75,043
92,403
487
513
389
451
PRODUCTIVITY PER EMPLOYEE
Target
- g
/
- oz
609
708
699
728
19.57
22.77
22.48
23.40
Actual
- g
/
- oz
650
648
681
635
20.88
20.85
21.91
20.43
FINANCIAL RESULTS (MILLION)
Gold income
117
133
96
438
19
20
16
69
Cost of sales
126
175
95
498
21
27
16
78
Cash operating costs
90
108
75
363
15
17
12
57
Other cash costs
6
7
5
24
1
1
1
4
Total cash costs
97
115
80
387
16
18
13
61
Rehabilitation and other non-cash costs
2
9
2
13
-
1
-
2
Production costs
98
124
82
400
16
19
14
63
Amortisation of tangible assets
28
29
23
97
5
4
4
15
Inventory change
-
22
(10)
1
-
3
(2)
-
(9)
(42)
1
(59)
(2)
(6)
-
(9)
Realised non-hedge derivatives
24
12
14
43
4
2
2
7
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives
15
(30)
15
(16)
2
(5)
2
(2)
Capital expenditure
1
8
2
23
-
1
-
4
1
Tonnes / Tons placed on to leach pad.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.
4
Total yield excludes the heap leach operation.
Rounding of figures may result in computational discrepancies.

Ghana
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2006
2005
2005
2005
2006
2005
2005
2005
OBUASI
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes
/
- 000 tons
575
568
495
2,187
634
626
545
2,411
Treated
- 000 tonnes
/
- 000 tons
548
543
492
2,156
604
598
542
2,376
Yield
- g / t
/
- oz / t
4.58
4.87
4.80
4.77
0.133
0.142
0.130
0.139
Gold produced
- kg
/
- oz (000)
2,510
2,644
2,404
10,280
81
85
78
331
SURFACE AND DUMP RECLAMATION
Treated
- 000 tonnes
/
- 000 tons
570
502
526
2,036
628
553
580
2,244
Yield
- g / t
/
- oz / t
0.56
0.47
0.49
0.48
0.016
0.014
0.014
0.014
Gold produced
- kg
/
- oz (000)
322
236
256
985
10
8
8
32
OPEN-PIT OPERATION
Mined
- 000 tonnes
/
- 000 tons
724
339
828
2,844
798
374
913
3,135
Treated
- 000 tonnes
/
- 000 tons
334
256
61
492
368
282
67
543
Stripping ratio
- t (mined total - mined ore) / t mined ore
1.17
4.37
10.50
10.06
1.17
4.37
10.50
10.06
Yield
- g / t
/
- oz / t
0.71
0.89
3.10
1.84
0.021
0.026
0.090
0.054
Gold in ore
- kg
/
- oz (000)
480
-
311
241
15
-
10
8
Gold produced
- kg
/
- oz (000)
238
227
191
904
8
7
6
29
TOTAL
Yield
1
- g / t
/
- oz / t
4.58
4.87
4.80
4.77
0.133
0.142
0.130
0.139
Gold produced
- kg
/
- oz (000)
3,069
3,107
2,851
12,169
99
100
92
391
Gold sold
- kg
/
- oz (000)
3,048
3,248
2,821
12,171
98
104
91
391
Price received
- R / kg
/
- $ / oz
- sold
105,516
95,609
86,597
89,176
532
457
448
435
Total cash costs
- R / kg
/
- $ / oz
- produced
68,952
75,184
69,979
70,817
349
357
362
345
Total production costs
- R / kg
/
- $ / oz
- produced
102,679
112,164
92,649
98,595
520
535
480
481
PRODUCTIVITY PER EMPLOYEE
Target
- g
/
- oz
216
347
332
349
6.96
11.17
10.68
11.21
Actual
- g
/
- oz
209
158
140
152
6.72
5.08
4.49
4.89
FINANCIAL RESULTS (MILLION)
Gold income
257
283
213
986
42
43
35
155
Cost of sales
315
346
251
1,190
51
53
41
187
Cash operating costs
199
219
189
811
32
33
31
127
Other cash costs
12
15
11
51
2
2
2
8
Total cash costs
212
234
200
862
34
36
33
135
Retrenchment costs
-
-
-
-
-
-
-
-
Rehabilitation and other non-cash costs
-
8
-
8
-
1
-
1
Production costs
212
241
200
869
34
37
33
136
Amortisation of tangible assets
103
111
63
334
17
17
10
52
Inventory change
-
(6)
(12)
(14)
-
(1)
(2)
(2)
(58)
(64)
(38)
(203)
(10)
(10)
(6)
(32)
Realised non-hedge derivatives
65
28
31
99
10
4
5
16
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives
6
(36)
(7)
(104)
1
(5)
(1)
(16)
Capital expenditure
101
193
77
495
16
30
13
78
1
Total yield represents underground operations
Rounding of figures may result in computational discrepancies.

Guinea
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2006
2005
2005
2005
2006
2005
2005
2005
SIGUIRI - Attributable 85%
Rand / Metric
Dollar / Imperial
OPEN-PIT OPERATION
Mined
- 000 tonnes
/
- 000 tons
5,551
5,827
-
13,694
6,119
6,423
-
15,095
Treated
- 000 tonnes
/
- 000 tons
1,617
1,548
-
4,249
1,782
1,706
-
4,684
Stripping ratio
- t (mined total - mined ore) / t mined ore
1.65
1.69
-
1.40
1.65
1.69
-
1.40
Yield
- g / t
/
- oz / t
1.01
1.12
-
1.21
0.030
0.033
-
0.035
Gold produced
- kg
/
- oz (000)
1,636
1,736
-
5,140
53
56
-
165
HEAP LEACH OPERATION
Mined
- 000 tonnes
/
- 000 tons
-
-
3,678
3,678
-
-
4,054
4,054
Placed
1
- 000 tonnes
/
- 000 tons
-
-
1,497
1,575
-
-
1,650
1,736
Stripping ratio
- t (mined total - mined ore) / t mined ore
-
-
1.68
1.68
-
-
1.68
1.68
Yield
2
- g / t
/
- oz / t
-
-
1.16
1.16
-
-
0.034
0.034
Gold placed
3
- kg
/
- oz (000)
-
-
1,738
1,835
-
-
56
59
Gold produced
- kg
/
- oz (000)
141
201
1,345
2,534
5
6
43
81
TOTAL
Yield
4
- g / t
/
- oz / t
1.01
1.12
-
1.21
0.030
0.033
-
0.035
Gold produced
- kg
/
- oz (000)
1,776
1,936
1,345
7,674
57
62
43
246
Gold sold
- kg
/
- oz (000)
1,776
1,936
1,345
7,674
57
62
43
247
Price received
- R / kg
/
- $ / oz
- sold
104,936
96,234
86,569
89,678
529
460
448
435
Total cash costs
- R / kg
/
- $ / oz
- produced
74,884
72,822
76,360
62,009
379
341
395
301
Total production costs
- R / kg
/
- $ / oz
- produced
103,639
106,570
92,084
85,331
525
502
477
414
PRODUCTIVITY PER EMPLOYEE
Target
- g
/
- oz
435
959
1,049
1,048
13.98
30.82
33.74
33.71
Actual
- g
/
- oz
474
534
489
592
15.22
17.17
15.73
19.03
FINANCIAL RESULTS (MILLION)
Gold income
154
171
99
635
25
26
17
99
Cost of sales
163
183
103
607
26
28
18
95
Cash operating costs
120
124
99
442
19
19
16
69
Other cash costs
13
14
4
31
2
2
1
5
Total cash costs
133
138
103
473
22
21
17
74
Rehabilitation and other non-cash costs
1
(3)
4
3
-
-
1
1
Production costs
134
135
107
476
22
21
18
75
Amortisation of tangible assets
48
62
16
166
8
9
3
26
Inventory change
(19)
(14)
(20)
(34)
(3)
(2)
(3)
(6)
(9)
(12)
(4)
27
(2)
(2)
(1)
4
Realised non-hedge derivatives
33
15
17
54
5
2
3
8
Gross profit excluding the effect of unrealised non-hedge derivatives
24
3
13
81
4
1
2
12
Capital expenditure
25
18
80
194
4
3
13
31
1
Tonnes / Tons placed on to leach pad.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.
4
Total yield excludes the heap leach operation.
Rounding of figures may result in computational discrepancies.

Mali
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2006
2005
2005
2005
2006
2005
2005
2005
MORILA - Attributable 40%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 948 1,176 1,303 4,231 1,240 1,538 1,704 5,535
Mined - 000 tonnes / - 000 tons 2,424 2,719 3,126 9,821 2,672 2,997 3,446 10,826
Treated - 000 tonnes / - 000 tons 419 378 343 1,505 462 417 378 1,659
Stripping ratio
- t (mined total - mined ore) / t mined ore
3.10 2.09 3.75 2.49 3.10 2.09 3.75 2.49
Yield - g / t / - oz / t 4.03 4.80 6.05 5.41 0.118 0.140 0.177 0.158
Gold produced - kg / - oz (000) 1,689 1,817 2,075 8,139 54 58 67 262
Gold sold - kg / - oz (000) 1,640 1,916 2,040 8,148 53 62 66 262
Price received - R / kg / - $ / oz - sold 111,075 101,211 82,141 91,188 560 483 425 445
Total cash costs - R / kg / - $ / oz - produced 51,820 47,734 33,432 39,083 262 227 173 191
Total production costs - R / kg / - $ / oz - produced 70,132 70,011 49,458 60,147 355 333 256 293
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 2,551 2,115 2,170 2,212 82.01 68.00 69.75 71.13
Actual - g / - oz 1,944 2,051 3,766 3,097 62.50 65.94 121.09 99.57
FINANCIAL RESULTS (MILLION)
Gold income
182 194 168 743 30 30 28 116
Cost of sales 116 142 95 498 19 22 16 78
Cash operating costs 75 73 58 266 12 11 10 42
Other cash costs 13 14 12 52 2 2 2 8
Total cash costs 88 87 69 318 14 13 12 50
Rehabilitation and other non-cash costs 1 1 1 3 - - - -
Production costs 88 88 70 321 14 13 12 50
Amortisation of tangible assets 30 40 33 168 5 6 5 26
Inventory change (3) 15 (8) 9 - 2 (1) 1
66 52 73 245 11 8 12 39
Realised non-hedge derivatives - - - - - - - -
Gross profit excluding the effect of unrealised non-hedge derivatives
66 52 73 245 11 8 12 39
Capital expenditure 2 6 4 11 - 1 1 2
Rounding of figures may result in computational discrepancies.

Mali
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2006
2005
2005
2005
2006
2005
2005
2005
SADIOLA - Attributable 38%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 913 978 841 3,671 1,194 1,279 1,100 4,802
Mined - 000 tonnes / - 000 tons 1,909 2,013 1,749 7,344 2,104 2,219 1,928 8,095
Treated - 000 tonnes / - 000 tons 423 502 449 1,910 466 554 495 2,106
Stripping ratio
- t (mined total - mined ore) / t mined ore
2.25 1.52 2.25 2.47 2.25 1.52 2.25 2.47
Yield - g / t / - oz / t 3.11 2.63 2.65 2.73 0.091 0.077 0.077 0.080
Gold produced - kg / - oz (000) 1,316 1,323 1,188 5,223 42 43 38 168
Gold sold - kg / - oz (000) 1,313 1,370 1,202 5,250 42 44 39 169
Price received - R / kg / - $ / oz - sold 109,331 101,716 84,983 92,180 553 485 440 448
Total cash costs - R / kg / - $ / oz - produced 53,584 59,678 54,634 54,377 271 284 283 265
Total production costs - R / kg / - $ / oz - produced 65,638 72,230 73,458 68,784 332 344 380 336
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 1,681 2,192 1,399 1,896 54.04 70.47 44.97 60.95
Actual - g / - oz 1,567 1,629 1,702 1,719 50.37 52.38 54.72 55.27
FINANCIAL RESULTS (MILLION)
Gold income
144 139 102 484 23 21 17 76
Cost of sales 90 92 87 353 15 14 15 55
Cash operating costs 60 69 58 250 10 11 10 39
Other cash costs 10 10 7 34 2 1 1 5
Total cash costs 71 79 65 284 11 12 11 45
Rehabilitation and other non-cash costs 6 - 1 1 1 - - -
Production costs 76 79 66 285 12 12 11 45
Amortisation of tangible assets 10 17 21 74 2 3 4 12
Inventory change 4 (3) - (6) 1 (1) - (1)
53 47 15 131 9 7 2 20
Realised non-hedge derivatives - - - - - - - -
Gross profit excluding the effect of unrealised non-hedge derivatives
53 47 15 131 9 7 2 20
Capital expenditure 4 8 14 48 1 1 2 7
Rounding of figures may result in computational discrepancies.

Mali
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2006
2005
2005
2005
2006
2005
2005
2005
YATELA - Attributable 40%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
HEAP LEACH OPERATION
Mined
- 000 tonnes
/
- 000 tons
1,214
1,265
1,679
5,754
1,338
1,394
1,850
6,342
Placed
1
- 000 tonnes
/
- 000 tons
327
328
323
1,259
360
362
356
1,388
Stripping ratio
- t (mined total - mined ore) / t mined ore
3.02
4.97
5.75
6.94
3.02
4.97
5.75
6.94
Yield
2
- g / t
/
- oz / t
4.53
3.73
2.61
2.99
0.132
0.109
0.076
0.087
Gold placed
3
- kg
/
- oz (000)
1,480
1,225
844
3,759
48
39
27
121
Gold produced
- kg
/
- oz (000)
1,023
972
717
3,060
33
31
23
98
Gold sold
- kg
/
- oz (000)
1,086
997
772
3,052
35
32
25
98
Price received
- R / kg
/
- $ / oz
- sold
109,917
102,055
82,700
92,211
555
487
428
449
Total cash costs
- R / kg
/
- $ / oz
- produced
43,910
43,556
54,180
53,754
222
208
280
263
Total production costs
- R / kg
/
- $ / oz
- produced
59,183
60,795
73,966
69,469
300
290
383
340
PRODUCTIVITY PER EMPLOYEE
Target
- g
/
- oz
1,209
1,127
994
1,115
38.88
36.24
31.97
35.86
Actual
- g
/
- oz
1,555
1,434
967
1,103
49.98
46.11
31.09
35.48
FINANCIAL RESULTS (MILLION)
Gold income
119
102
64
281
19
16
11
44
Cost of sales
59
64
55
214
10
10
9
34
Cash operating costs
36
35
34
144
6
5
6
23
Other cash costs
9
7
5
20
1
1
1
3
Total cash costs
45
42
39
164
7
7
7
26
Rehabilitation and other non-cash costs
4
-
-
1
1
-
-
-
Production costs
49
43
39
166
8
7
7
26
Amortisation of tangible assets
12
16
14
47
2
3
2
7
Inventory change
(1)
5
2
1
-
1
-
-
60
38
9
68
10
6
2
11
Realised non-hedge derivatives
-
-
-
-
-
-
-
-
Gross profit excluding the effect of unrealised non-hedge derivatives
60
38
9
68
10
6
2
11
Capital expenditure
-
1
6
15
-
-
1
2
1
Tonnes / Tons placed on to leach pad.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.
Rounding of figures may result in computational discrepancies.

Namibia
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2006
2005
2005
2005
2006
2005
2005
2005
NAVACHAB
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 459 295 258 1,161 600 386 337 1,518
Mined - 000 tonnes / - 000 tons 1,365 922 839 3,744 1,504 1,016 925 4,127
Treated - 000 tonnes / - 000 tons 315 303 308 1,222 348 334 339 1,347
Stripping ratio
- t (mined total - mined ore) / t mined ore
7.13 1.66 1.65 1.56 7.13 1.66 1.65 1.56
Yield - g / t / - oz / t 2.15 2.30 1.94 2.05 0.063 0.067 0.056 0.060
Gold produced - kg / - oz (000) 678 696 596 2,510 22 22 19 81
Gold sold - kg / - oz (000) 680 698 636 2,512 22 22 20 81
Price received - R / kg / - $ / oz - sold 109,373 101,269 83,370 91,635 553 482 431 447
Total cash costs - R / kg / - $ / oz - produced 44,795 54,386 79,780 65,300 227 259 413 321
Total production costs - R / kg / - $ / oz - produced 59,018 33,958 88,903 66,354 299 156 460 326
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 779 763 672 720 25.05 24.52 21.60 23.14
Actual - g / - oz 698 758 606 664 22.44 24.37 19.49 21.36
FINANCIAL RESULTS (MILLION)
Gold income
74 71 53 230 12 11 9 36
Cost of sales 41 25 52 166 7 4 9 26
Cash operating costs 30 38 47 163 5 6 8 26
Other cash costs - - 1 1 - - - -
Total cash costs 30 38 48 164 5 6 8 26
Rehabilitation and other non-cash costs - (42) - (43) - (7) - (7)
Production costs 31 (4) 48 121 5 (1) 8 19
Amortisation of tangible assets 9 28 5 45 2 4 1 7
Inventory change 1 1 (1) (1) - - - -
33 46 1 64 5 7 - 10
Realised non-hedge derivatives - - - - - - - -
Gross profit excluding the effect of unrealised non-hedge derivatives
33 46 1 64 5 7 - 10
Capital expenditure 5 12 5 33 1 2 1 5
Rounding of figures may result in computational discrepancies.

Tanzania
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2006
2005
2005
2005
2006
2005
2005
2005
GEITA
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 3,812 4,799 4,884 20,007 4,986 6,277 6,388 26,169
Mined - 000 tonnes / - 000 tons 12,415 13,108 12,607 54,109 13,685 14,449 13,897 59,645
Treated - 000 tonnes / - 000 tons 1,123 1,545 1,436 6,078 1,238 1,703 1,583 6,699
Stripping ratio
- t (mined total - mined ore) / t mined ore
12.45 8.53 9.31 8.49 12.45 8.53 9.31 8.49
Yield - g / t / - oz / t 2.34 2.41 4.15 3.14 0.068 0.070 0.121 0.092
Gold produced - kg / - oz (000) 2,626 3,730 5,963 19,074 84 120 192 613
Gold sold - kg / - oz (000) 2,929 3,398 5,691 18,701 94 109 183 601
Price received - R / kg / - $ / oz - sold 109,961 104,922 71,909 81,124 555 503 372 398
Total cash costs - R / kg / - $ / oz - produced 72,557 68,370 41,204 61,182 368 326 213 298
Total production costs - R / kg / - $ / oz - produced 92,656 100,414 56,421 79,377 470 478 292 387
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 859 800 1,221 1,023 27.60 25.73 39.25 32.90
Actual - g / - oz 597 920 1,545 1,195 19.20 29.58 49.68 38.41
FINANCIAL RESULTS (MILLION)
Gold income
246 266 407 1,351 40 41 68 214
Cost of sales 307 313 345 1,468 50 48 58 230
Cash operating costs 177 240 228 1,095 29 37 38 172
Other cash costs 11 13 16 61 2 2 3 10
Total cash costs 189 253 244 1,156 31 39 41 181
Rehabilitation and other non-cash costs 4 113 3 113 1 17 - 17
Production costs 192 365 247 1,269 31 56 41 199
Amortisation of tangible assets 49 7 88 234 8 1 15 37
Inventory change 66 (59) 10 (36) 11 (9) 2 (5)
(62) (48) 62 (116) (10) (7) 10 (17)
Realised non-hedge derivatives 76 91 3 166 12 14 - 26
Gross profit excluding the effect of unrealised non-hedge derivatives
15 43 65 49 2 7 10 9
Capital expenditure 52 45 17 496 8 6 3 78
Rounding of figures may result in computational discrepancies.

USA
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2006
2005
2005
2005
2006
2005
2005
2005
CRIPPLE CREEK & VICTOR J.V.
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
HEAP LEACH OPERATION
Mined
- 000 tonnes
/
- 000 tons
13,223
13,015
11,892
47,676
14,576
14,346
13,109
52,554
Placed
1
- 000 tonnes
/
- 000 tons
5,176
4,731
4,756
19,194
5,706
5,215
5,243
21,157
Stripping ratio
- t (mined total - mined ore) / t mined ore
1.56
1.84
1.40
1.62
1.56
1.84
1.40
1.62
Yield
2
- g / t
/
- oz / t
0.50
0.62
0.64
0.62
0.015
0.018
0.019
0.018
Gold placed
3
- kg
/
- oz (000)
2,606
2,922
3,036
11,953
84
94
98
384
Gold produced
- kg
/
- oz (000)
1,984
2,659
2,508
10,252
64
85
81
330
Gold sold
- kg
/
- oz (000)
2,031
2,563
2,492
10,154
65
82
80
326
Price received
- R / kg
/
- $ / oz
- sold
73,057
83,972
78,505
79,562
370
399
406
388
Total cash costs
4
- R / kg
/
- $ / oz
- produced
48,627
50,297
42,443
47,124
246
239
220
230
Total production costs
- R / kg
/
- $ / oz
- produced
69,744
72,260
61,610
68,349
353
344
319
333
PRODUCTIVITY PER EMPLOYEE
Target
- g
/
- oz
2,343
2,725
2,695
2,709
75.32
87.62
86.66
87.09
Actual
- g
/
- oz
2,082
2,878
2,714
2,728
66.93
92.52
87.26
87.71
FINANCIAL RESULTS (MILLION)
Gold income
129
147
155
661
21
23
26
104
Cost of sales
138
192
155
701
23
29
26
110
Cash operating costs
147
159
126
573
24
24
21
90
Other cash costs
3
9
7
30
1
1
1
5
Total cash costs
150
168
133
603
24
26
22
95
Rehabilitation and other non-cash costs
2
7
4
17
-
1
1
3
Production costs
152
175
137
620
25
27
23
97
Amortisation of tangible assets
51
63
57
255
8
10
9
40
Inventory change
(65)
(46)
(39)
(174)
(11)
(7)
(6)
(27)
(10)
(46)
-
(39)
(2)
(7)
-
(6)
Realised non-hedge derivatives
20
69
41
146
3
10
7
23
Gross profit excluding the effect of unrealised non-hedge derivatives
10
23
41
107
2
4
7
17
Capital expenditure
27
16
9
53
4
3
2
8
1
Tonnes / Tons placed onto leach pad.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.
4
Total cash cost calculation includes inventory change.
Rounding of figures may result in computational discrepancies.

Certain statements contained in this document, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices and production, the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects, and its liquidity and capital resources and expenditure, contain certain forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of the annual report on Form 20-F or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein. For a discussion on such risk factors, refer to AngloGold Ashanti's annual report on
Form 20-F for the year ended 31 December 2005 dated 17 March 2006, which was filed with the Securities and Exchange Commission (SEC) on 20 March 2006.
Administrative
information
A
NGLO
G
OLD
A
SHANTI
L
IMITED
Registration No. 1944/017354/06
Incorporated in the Republic of South
Africa
Share codes:
ISIN: ZAE000043485
JSE:
ANG
LSE: AGD
NYSE: AU
ASX: AGG
GhSE (Shares): AGA
GhSE (GhDS): AADA
Euronext Paris: VA
Euronext Brussels: ANG
JSE Sponsor:
UBS
Auditors:
Ernst & Young
Contacts
South Africa
Charles Carter
Telephone: +27 11 637 6385
Fax: +27 11 637 6400
E-mail: cecarter@AngloGoldAshanti.com
Michael Clements
Telephone: +27 11 637 6647
Fax: +27 11 637 6400
E-mail:
mclements@AngloGoldAshanti.com
United States of America
Andrea Maxey
Telephone: (800) 417 9255 (toll free in
USA and Canada) or +1 212 750 7999
Fax: +1 212 750 5626
E-mail: amaxey@AngloGoldAshanti.com
General E-mail enquiries
investors@AngloGoldAshanti.com
AngloGold Ashanti website
http://www.AngloGoldAshanti.com
PRINTED BY INCE (PTY) LIMITED
Directors
Executive
R M Godsell (Chief Executive Officer)
R Carvalho Silva !
N F Nicolau
S Venkatakrishnan *
K H Williams
Non-Executive
R P Edey * (Chairman)
Dr T J Motlatsi (Deputy Chairman)
F B Arisman
#
Mrs E le R Bradley
R E Bannerman #
C B Brayshaw
Dr S E Jonah KBE #
R Médori ~ (Alternate: P G Whitcutt)
W A Nairn (Alternate: A H Calver *)
S R Thompson *
A J Trahar
P L Zim (Alternate: D D Barber)
* British
#
American
# Ghanaian
~ French
! Brazilian
Offices
Registered and Corporate
Managing Secretary: Ms Y Z Simelane
Company Secretary: C R Bull
11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662
Ghana
Gold House
Patrice Lumumba Road
(P O Box 2665)
Accra
Ghana
Telephone: +233 21 772190
Fax: +233 21 778155
United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
Share Registrars
South Africa
Computershare Investor Services 2004
(Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5222
web.queries@computershare.co.za
United Kingdom
Computershare Investor Services PLC
P O Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 702 0000
Fax: +44 870 703 6119
Australia
Computershare Investor Services Pty
Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 7010 (in Australia)
Fax: +61 8 9323 2033
Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
POBox K1A 9563 Airport
Accra
Ghana
Telephone: +233 21 238492-3
Fax: +233 21 229975
ADR Depositary
The Bank of New York ("BoNY")
Investor Services, P O Box 11258
Church Street Station
New York, NY 10286-1258
United States of America
Telephone: +1 888 269 2377 (Toll free
in USA) or +9 610 382 7836 outside
USA)
E-mail: shareowners@bankofny.com
Website: http://www.stockbny.com
Global BuyDIRECT
SM
BoNY maintains a direct share
purchase and dividend reinvestment
plan for ANGLOGOLD ASHANTI.
Telephone: +1-888-BNY-ADRS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: May 5, 2006
By: /s/ C R Bull
Name:  C R Bull
Title:    Company Secretary